UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

BEST AVAILABLE COPY

February 21, 2006

06026007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

Kerri L. Klemz, Senior Counsel
Law Department
N9305-173
Wells Fargo & Company
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Re: Wells Fargo & Company
Incoming letter dated December 27, 2005

Dear Ms. Klemz:

This is in response to your letters dated December 27, 2005 and February 16, 2006 concerning the shareholder proposal submitted to Wells Fargo by NorthStar Asset Management, Inc., Timothy P. Plenk, The Needmor Fund, Amnesty International USA, Margaret R. Rosenkrands, Martha R. Thompson, and the Unitarian Universalist Service Committee. We also have received a letter from the proponents dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth
29 Winter Street
Boston, MA 02108

cc: Timothy Smith
Walden Asset Management
One Beacon Street
Boston, MA 02108

Daniel Stranahan
The Needmor Fund
42 South St. Clair Street
Toledo, OH 43602

Mila Rosenthal
Amnesty International USA
322 8th Avenue
New York, NY 10001

Charles Clements
President and CEO
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139

WELLS FARGO

Law Department
N9305-173
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Kerri L. Klemz, Senior Counsel
612-667-4652
612-667-6082
Kerri.L.Klemz@wellsfargo.com

RECEIVED
2005 DEC 28 PM 2:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY

December 27, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Omission of Shareholder Proposal

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal (the "Proposal") submitted by NorthStar Asset Management, Inc. and co-filed by Timothy P. Plenk, The Needmor Fund, Amnesty International USA, Margaret R. Rosenkrands, Martha R. Thompson and Unitarian Universalist Service Committee (collectively, the "Proponents") from its proxy statement and form of proxy (the "Proxy Materials") for Wells Fargo's 2006 Annual Meeting of Stockholders ("2006 Annual Meeting") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In connection therewith, Wells Fargo respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur in its view that the Proposal may be excluded from the Proxy Materials for its 2006 Annual Meeting for the reasons set forth below.

General

Wells Fargo expects to file its Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-6(b) of the Exchange Act no earlier than March 17, 2006, and Wells Fargo's Annual Meeting is scheduled for April 25, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its no-action request with respect to the Proposal no later than 80 calendar days before filing its Proxy Materials for its 2006 Annual Meeting with the Commission. Wells Fargo hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to it only. In accordance with Rule 14a-8(j), six additional copies of this letter, including all exhibits, are enclosed, and one copy of this letter, including all exhibits, is being sent to the Proponents. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the return envelope provided.

The Proposal

The Proposal, including its supporting statement, and related correspondence are attached to this letter as Exhibit A. The Proposal requests the Board of Directors of Wells Fargo (the "Board") to "prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company." The Proposal indicates that the report should specifically discuss the following three topics:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?
3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?"

Grounds for Omission of the Proposal

Rule 14a-8 generally requires public companies under certain circumstances to include in their proxy materials proposals submitted by eligible shareholders. A proposal need not be included in a company's proxy materials, however, if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i) or it fails to satisfy the procedural requirements under Rule 14a-8. For the reasons discussed below, Wells Fargo believes that the Proposal is excludable from its Proxy Materials pursuant to:

(1) Rule 14a-8(i)(10) because the Proposal has been substantially implemented by Wells Fargo and is, therefore, moot;
(2) Rule 14a-8(i)(7) because the Proposal relates to the conduct of ordinary business operations; and
(3) Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague, indefinite and misleading.

The Proposal has been Substantially Implemented (Rule 14a-8(i)(10))

The "Substantially Implemented" Standard under Rule 14a-8(i)(10)

The Proposal is excludable from Wells Fargo's Proxy Materials on the basis of Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to exclude a proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). Under the standard expressed by the Commission in Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release"), a proposal may be omitted if it has been "substantially implemented by the issuer," though it has not been "fully effected."

Under Staff precedent, it is well-established that a company need not be compliant with every element of a proposal as presented by the proponent for the proposal to be excludable under Rule 14a-8(i)(10). The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) (each permitting exclusion of a proposal requesting that the board prepare a report explaining the company's response to climate changes and greenhouse gas emissions where the company was already addressing the general issues identified in the proposal through various policies and reports); *The Talbots, Inc.* (avail. Apr. 5, 2002) (permitting exclusion of a proposal requiring the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct).

The Staff has allowed differences between a company's actions and the proposal so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Weyerhaeuser Company* (avail. Mar. 8, 2004) (excluding proposal calling for shareholder approval of a "poison pill" under Rule 14a-8(i)(10) since the company already had a policy regarding the potential adoption of a "poison pill" that differed from the policy specifically requested by the shareholders); *Masco Corporation* (avail. Mar. 29, 1999) (permitting a company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms).

Finally, to the extent that some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portions of the proposal in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under Rule 14a-8(c)(10)); *The Gap Inc.* (avail. Mar. 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers and that the requested report study the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers at the company's vendors because the company had already established a code of vendor conduct, monitored compliance, published information relating thereto on its website and discussed labor issues with shareholders and other interested parties).

Wells Fargo Has Issued a Report on HMDA Data

The subject matter of the Proposal is to make available to the shareholders of Wells Fargo a report that provides "explanations of racial and ethnic disparities in the cost of loans" provided by Wells Fargo as reflected in Wells Fargo's 2004 Home Mortgage Disclosure Act ("HMDA") data. HMDA is a federal law enacted by Congress in 1975 that requires most mortgage lenders to gather information from their borrowers when they apply for a loan, such as the type and amount of the loan made, whether the loan application was denied, the property to which the loan relates and the borrower's ethnicity, race, sex and income. As of January 1, 2004, these financial institutions also were required to report the pricing of loans that exceed certain thresholds set by the Federal Reserve Board. Specifically, the financial institutions must report the pricing of loans if the interest rate spread between the annual percentage rate ("APR") and the rate on Treasury securities of comparable maturity is at least three percentage points for first-lien loans or five percent for second-lien loans. The inclusion of the pricing data for the first time in 2004 has caused HMDA data to receive an unusual amount of attention in 2005 as compared to recent years because members of the public have incorrectly suggested that the data show that lenders do not treat all mortgage customers fairly.

In light of the Proposal and as discussed below, Wells Fargo has posted on its corporate website (the "Website") a report, in the form of an HMDA FAQ, which provides information about HMDA and Wells Fargo's 2004 HMDA data results and explains the differences in loan prices reflected in Wells Fargo's HMDA data. A copy of this report is provided as Exhibit B to this letter and can be found on the Website at www.wellsfargo.com by clicking on "About Wells Fargo," and then on "HMDA FAQ" under the heading "Responsible Lending" in the right hand column of the page. In addition to issuing the HMDA FAQ, Wells Fargo routinely responds to inquiries on its HMDA data and is willing to discuss with interested parties, including shareholders, its HMDA data results and the reasons for the differences in loan prices. In the HMDA FAQ on the Website, Wells Fargo specifically answers the question "How does Wells Fargo explain differences in pricing revealed in its HMDA data?" in order to provide further information to its shareholders and the public at large. Wells Fargo responds to this question as follows:

> Wells Fargo prices all loans based on a customer's complete financial situation and credit history, as well as the transaction characteristics and the property involved. Race is not a factor in Wells Fargo's pricing. Borrowers with a good credit history present a smaller risk of default and, therefore, typically pay lower rates. Differences in price are driven by differences in risk.
>
> Although the new HMDA data are a valuable measure of Wells Fargo's success in lending to low- and moderate-income and minority borrowers, the data give only a partial view of pricing because they exclude the most relevant risk factors Wells Fargo considers when pricing a loan. Examples of the important risk factors that are used in the credit and pricing decision that are not disclosed in HMDA data include:
>
> - The borrower's complete financial situation (including credit score, overall level of indebtedness, previous bankruptcy or foreclosure, the number of 30-day late mortgage payments in the last 24 months, collection problems in credit history, judgments or other problems reflected in public records);
> - The type, features and purpose of the loan (such as loan-to-value ratio, which is the ratio of the loan amount to the value of the property securing the loan, or renovation loan); and
> - Certain aspects of the property (including whether it is a condo or second home).
>
> Although risk factors are not included in HMDA data, they explain virtually all of the differences in pricing between Wells Fargo loans that are reportable under HMDA and those that are not. Wells Fargo prices loans consistent with the financial risk involved, assessing the customer's financial situation and financial history, the property involved and the type of loan the customer chooses; many of which factors are not reflected in HMDA data. As the Federal Reserve Board's analysis noted, without risk-based pricing individuals who do not qualify for a prime loan would be more likely to be denied credit because lenders would not be able to properly account for the increased possibility of default.

Information that is consistent with and provides a similar explanation to Wells Fargo's response also is publicly available through presentations and publications made by the Federal Reserve Board. The Federal Reserve Board published an analysis of the 2004 HMDA data in September of 2005 which stated, "we see a sizable narrowing, at both the aggregate and institutional levels, in the unexplained differences in the incidence of higher-priced lending between minority and non-minority groups. This narrowing suggests that controlling for credit-related factors not found in the HMDA data, such as credit history scores and loan-to-value ratios, might further reduce unexplained racial or ethnic differences." *See New Information Reported under HMDA and Its Application in Fair Lending Enforcement*, Federal Reserve Bulletin (Summer 2005) at page 393. Moreover, regulators, including the Federal Reserve Board, have cautioned the public that HMDA data "are not sufficient by themselves for drawing conclusions about the fairness of the lending process or the activities of any individual lender." *New Information Reported under HMDA and Its Application in Fair Lending Enforcement*, at page 345.

Wells Fargo's Website, as well as other publicly available information, provides an explanation for the differences in pricing reflected in the HMDA data, which Wells Fargo believes is the essential objective of the Proponents' Proposal. Wells Fargo's report on HMDA also confirms Wells Fargo's commitment to fair lending principles, stating:

> Wells Fargo does not tolerate discrimination against, or unfair treatment of, any consumer. Wells Fargo is committed to equal access to credit for all, and its underwriting and pricing policies do not treat customers differently based on their race, ethnicity or neighborhood. Wells Fargo has strong controls that govern underwriting and pricing, and it, along with its regulators, regularly reviews and monitors the adequacy of these controls. Wells Fargo's proprietary tools and processes are designed to help ensure that Wells Fargo meets or exceeds all fair lending laws and regulations. In addition, Wells Fargo has policies and procedures to offer prime pricing to all first mortgage loan customers whose credit characteristics and transaction terms make them eligible.

Wells Fargo's HMDA FAQ Substantially Implements the Proposal

Based on the precedent cited above, Wells Fargo believes that the HMDA FAQ posted on the Website substantially implements the Proposal. Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). In *Nordstrom, Inc.* (avail. Feb. 8, 1995), although the proponent asserted that a three-page report documenting guidelines and standards applicable to Nordstrom's suppliers that was issued by Nordstrom after it had received the proposal did not substantially implement the proposal, Nordstrom demonstrated that the report "reveals that the [company's] Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal," and the Staff concurred that Nordstrom's report substantially implemented the proposal. Likewise, here Wells Fargo has set forth its explanation for the differences in prices reflected in its HMDA data as specifically requested by the Proposal. *See also*, *Kmart Corporation* (avail. Feb. 23, 2000) (permitting exclusion of a proposal requesting a report on vendor standards and compliance mechanism because the company had prepared a report, available to shareowners on request, of the company's adoption of a Vendor Workplace Code of Conduct and monitoring program); *Sears, Roebuck and Co.* (avail. Feb. 23, 1998) (permitting exclusion of a proposal for a report on import buying policy as moot and because the company already made publicly available its policies and procedures on this topic, with the Staff noting that the company represented that it "routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents"); *The Limited, Inc.* (avail. Mar. 15, 1996) (permitting exclusion of a proposal requesting the board to prepare a report because the company had adopted, published and implemented a policy addressing the matters underlying the proposal and represented that management was willing to discuss with interested shareholders the matters addressed in the proposal).

As addressed above, the HMDA FAQ on the Website sets forth Wells Fargo's explanation for the differences in loan prices reflected in its HMDA data, and in particular sets forth Wells Fargo's conclusion that additional risk factors that are not reflected in the HMDA data, as opposed to considerations of race or ethnicity, explain the differences in pricing reflected in its HMDA data. As the Website reports, Wells Fargo does not tolerate unfair treatment of any customer, and it has policies and procedures in place to ensure that it meets or exceeds all fair lending laws and regulations. This information addresses the essential objective of the Proposal – whether racial or ethnic factors underlie the cost of loans provided by Wells Fargo. Because the explanation for Wells Fargo's HMDA data is not based upon racial or ethnic considerations, the second and third prongs of the Proposal – which presuppose that there are racial or ethnic factors underlying Wells Fargo's loan practices – likewise are moot. The Staff has in the past concurred that a proposal can be omitted under Rule 14a-8(i)(10) when a company has addressed the essential objectives of a multi-pronged proposal, event if it has not addressed every aspect of the proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (avail. Feb. 18, 1998) (permitting the company to exclude a proposal on substantially implemented grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal). Moreover, as explained below, Wells Fargo believes that the second and third prongs of the Proposal may be excluded under other Rule 14a-8 bases and therefore that they should not be considered in determining whether Wells Fargo has addressed the essential objective of the Proposal. *Cf. Exxon Corp.* (avail. Feb. 28, 1992) and *The Gap Inc.* (avail. Mar. 16, 2001), discussed above.

By posting the HMDA report on its Website, Wells Fargo has substantially implemented the Proposal and has specifically implemented the essential objective of the Proposal along with the first prong of the special report. Moreover, the fact that Wells Fargo has addressed the issue raised by the Proposal by posting the HMDA FAQ on the Website, as opposed to issuing some other form of report, does not alter the conclusion that the Proposal has been substantially implemented. In prior no-action letters, the Staff has taken the position that requests for disclosure of information to shareholders in the form of a board report were moot where the company had already publicized the type of information requested by the proposal even if not in the form requested by the proponent. *See The Limited, Inc.*, supra, where the company argued that "[t]he notion that the question of whether the Proposal has been substantially implemented turns on the seemingly artificial distinction of whether the document addressing the Proponents' concerns is labeled a 'report,' a 'policy' or something else does not appear to be sound." *See also Exxon Mobil Corporation* (avail. Jan. 24, 2001) (proposal that board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures). Wells Fargo believes that it has substantially implemented the Proposal by making information about its HMDA data widely available to its shareholders and the public on its Website, even if not in the specific form of a report as demanded by the Proponents.

Thus, Wells Fargo believes that under the standards set forth in Staff precedent it has substantially implemented the essential objective of the Proposal, rendering it moot, and that it may therefore exclude the Proposal from its Proxy Materials for its 2006 Annual Meeting pursuant to Rule 14a-8(i)(10).

The Proposal Relates to the Conduct of Ordinary Business Operations (Rule 14a-8(i)(7))

The Proposal is excludable from Wells Fargo's Proxy Materials on the basis of Rule 14a-8(i)(7) because the Proposal pertains to Wells Fargo's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit a proposal and supporting statement from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Staff stated in the 1982 Release that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer.

In the 1998 Release, the Staff also stated that whether a proposal is properly excludable under Rule 14a-8(i)(7) rests on two separate bases of exclusion: (i) the subject matter of the proposal, which takes into account whether the actions requested in the proposal are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals; and (ii) the degree to which the proposal seeks to "micro-manage" the company by delving too deeply into complex matters about which shareholders, as a group, would not be in a position to make an informed judgment. Under the "micro-management" analysis, the Staff has permitted exclusion of shareholder proposals in a variety of contexts, even those that may not be excludable under Rule 14a-8(i)(7)'s subject matter analysis, because such proposals interfere with a company's ability to make complex judgments and effectively carry out its day-to-day operations. *See, e.g., Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a shareholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans"); *Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991) (permitting exclusion of a proposal seeking a detailed report on its policies in the areas of equal employment opportunity and affirmative action). The Commission also noted that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See the 1998 Release. Wells Fargo believes that the Proposal falls squarely within the scope of the above considerations and may be excluded under Rule 14a-8(i)(7) because it relates to its ordinary business operations.

Wells Fargo is a diversified financial services company with $453 billion in assets, providing banking, insurance, investments, mortgage and consumer finance to more than 23 million customers from more than 6,200 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. A principal part of Wells Fargo's business, through its subsidiaries and divisions, involves the extension of credit, including the making of loans for home purchases, home improvements and refinancings. The 2004 HMDA data show that Wells Fargo was the nation's second largest mortgage lender overall, and, over the last four years, originated more mortgage loans to people of color, to low- and moderate-income customers and in low- and moderate-income neighborhoods than any other lender during this period. The vast majority of the loans included in

Wells Fargo's 2004 HMDA data were priced below HMDA reporting thresholds. This was true overall, as well as for people of color, for low- and moderate-income borrowers and in low- and moderate-income neighborhoods. Of the 885,000 loans in Wells Fargo's 2004 HMDA results, only 83,000 (or 9%) were priced above the reportable threshold (and, as a result, pricing information was not required to be reported for 91% of the loans in Wells Fargo's 2004 HMDA data). Those 83,000 loans involved higher risks, but these risk factors, as discussed above, were not reported in HMDA data. In addition, seven out of every eight loans to people of color (or 87%) had APRs below the threshold, and five out of every six loans to low- and moderate-income borrowers (or 83%) had APRs below the reportable thresholds.

Moreover, Wells Fargo and its subsidiaries are already subject to extensive federal regulation relating to equal credit opportunity and fair lending practices, which have the express purpose of prohibiting discrimination in the terms and conditions of credit, including pricing, on a prohibited basis, such as race or national origin. Further, HMDA and the Community Reinvestment Act ("CRA") require Wells Fargo to make extensive disclosures regarding lending, including mortgage lending, in the communities it serves. In addition to requirements under HMDA, the CRA imposes an affirmative obligation on financial institutions to help meet the credit needs of the community, including those of low- to moderate-income families, and to report to the community and federal banking regulators on specific actions taken to comply with the CRA. The procedures Wells Fargo uses to achieve compliance with these federal regulations is a matter of ordinary business operations and consequently not a proper matter for shareholder action. Wells Fargo's obligation to comply with federal fair lending regulatory laws and regulations subjects Wells Fargo to extensive governmental oversight and evaluation, the compliance with which falls squarely within Wells Fargo's ordinary business operations. As discussed above, HMDA data are reported according to specific regulatory requirements, and the federal banking authorities have determined that it is not appropriate to require reporting financial institutions to disclose the other categories of information that impact the institutions' loan pricing decisions. Thus, the Proposal here is seeking to second-guess the type of information that is published in highly detailed, government-mandated reports.

The Proposal requests that the Board prepare a special report addressing concerns related to racial and ethnic disparities in the cost of mortgage loans provided by Wells Fargo. As addressed above and explained on the Website, the differences in loan prices arise from Wells Fargo's assessment of numerous risk factors, not from racial or ethnic considerations. The thrust and focus of the Proposal, therefore, relate to Wells Fargo's evaluation of a multitude of risk factors used in its lending practices or in its underwriting and pricing policies (many of which factors, as described above, are not reported in HMDA data). As discussed above, Wells Fargo prices all loans consistent with the financial risk involved, assessing the customer's financial situation and credit history, the property involved and the type of loan the customer chooses. The consideration of these risks is part of Wells Fargo's lending practices, which is part of its daily operations. The Proposal, therefore, focuses on matters involving Wells Fargo's fundamental day-to-day business activities and would require Wells Fargo to make available to its shareholders a special report that, in effect, analyzes and reports on its ordinary business operations.

The Staff has previously concurred that reports similar to the one requested in the Proposal may be excluded under Rule 14a-8(i)(7). In *Banc One Corporation* (avail. Feb. 25, 1993), the Staff concurred with Banc One's position that a similar proposal made by Catholic Healthcare West could be omitted from Banc One's proxy statement based on Rule 14a-8(c)(7). In *Banc One Corporation*, the proposal requested that management develop a report reviewing the company's lending practices to low-income areas and minority households.[1] In its letter to the SEC, Banc One argued that the "collection of loan data was a routine ongoing activity of the Company's research division to assist its affiliates with their efforts to meet their CRA obligations" and that "such data collection is an ordinary part of the Company's business and is subject to oversight by the Company's management and therefore should not be controlled by the Company's shareholders." The Staff concurred, stating, "[t]here appears to be some basis for your position that the proposal may be omitted pursuant to Rule 14a-8(c)(7) since it deals with a matter relating to the conduct of the Company's ordinary business operations. In this regard, the proposal involves a request for detailed information on loans made by the Company's subsidiary banks as well as a description of special technical assistance in advertising program, lending strategies and data collection procedures. Accordingly, this division will not recommend any enforcement action to the commission if the Proposal is excluded from the Company's proxy materials."

Likewise, the Staff has frequently concurred that proposals implicating lending practices are excludable, as they relate to companies' pricing and credit policies. Most recently, in *Bank of America Corporation* (avail. Mar. 7, 2005), the Staff concurred that the company could omit a proposal requesting that the company not provide credit or other banking services to lenders that are engaged in payday lending. In concurring that the proposal could be excluded, the Staff noted that the proposal related to "ordinary business operations (*i.e.*, credit policies, loan underwriting and customer relations)." In another no-action letter to *BankAmerica Corporation* (avail. Mar. 23, 1992), which sought to exclude a proposal requesting the company to establish a committee and to provide specified procedures to deal with customers whose credit applications are rejected, the Staff permitted exclusion from the company's proxy materials under Rule 14a-8(c)(7) because the company's credit policies are issues within its ordinary business operations. *See also, Citicorp Inc.* (avail. Jan. 25, 1991) (a proposal requiring the establishment of a special loan fund to benefit its shareholders may properly be omitted from the company's proxy materials under Rule 14a-8(c)(7)). The Proponents here are requesting that Wells Fargo similarly report on ordinary business operations in Wells Fargo's credit and lending practices that affect loan pricing. *See also*, *Texas Air Corp.* (avail. Mar. 29, 1985) (permitting the exclusion of a proposal requesting the company to prepare a report on fare-setting policies of the companies subsidiaries on the bases that it related to the conduct of the company's ordinary business operations—the fare-setting policies of the company).

As discussed above, the 2004 HMDA data have been mischaracterized by some because they do not reflect important risk factors that Wells Fargo and others use when pricing loans.

---

[1] In Banc One Corporation, the proposal requested that the report include: (1) Recent Community Reinvestment Act (CRA) Performance Evaluations; (2) Tabulation of total amount of mortgage lending subject to Home Mortgage Disclosure Act reporting of percentages of home mortgage loans for owner-occupied housing and multi-family housing, giving the percentage of units allocated for low-income households; (3) Percentage of mortgage loans originated in low-moderate income tracts and the percentage of borrowers with incomes below 80% of the median family income for each metropolitan area; (4) Total amount of each of small business loans (loans less than or equal to $50,000) and housing construction loans, give the percentage of each originated in low-moderate income tracts and by race/ethnicity of the borrower; total amount of housing construction lending for multi-family housing and the percentage allocated to low-income housing units; (5) A description of technical assistance and advertising programs to low-income and minority borrowers in securing loans; (6) A description of lending strategy for the next five years with plans to improve service to local communities; and (7) A description of the approach used to track Home Mortgage Disclosure Act reported loans, how often the data is updated and proposed methods to improve the tracking system.

Because the report the Proponents' are asking the Board to make available to shareholders would primarily address Wells Fargo's assessment of these risk factors in establishing its loan pricing policies and practices, the Proposal also is excludable because it relates to an assessment of risks and other factors, many of which are not included in the HMDA data, that impact its day-to-day lending activities.[2] The Proposal, therefore, is very similar to other proposals regarding the evaluation of various risks facing a company that the Staff has stated relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7). *See, e.g., Wachovia Corporation* (avail. Jan. 28, 2005) (permitting exclusion of a proposal requesting the board to prepare a report on the effects on Wachovia's business strategy of the risks created by global climate change); *American International Group, Inc.* (avail. Feb. 19, 2004) (permitting exclusion of a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy); *American International Group, Inc.* (avail. Feb. 11, 2004) (permitting exclusion of a proposal requesting the board prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business); *Newmont Mining Corporation* (avail. Feb. 4, 2004) (permitting exclusion of a proposal requesting that the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities); *The Chubb Corporation* (avail. Jan. 25, 2004) (permitting exclusion of a proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses); *The Chubb Corporation* (avail. Feb. 10, 1998) (excluding proposal requesting the board of directors review and report on the company's anticipated liabilities caused by climate change with the Staff noting in particular that the proposal appears to focus on the company's evaluation of risk for the purposes of setting insurance premiums). In the foregoing no-action letters, the Staff found that the proposals required an evaluation of risk and benefits that are related to ordinary business operations. Because the evaluation of risk in pricing and originating loans is embedded in the day-to-day transactions of a multi-national banking company such as Wells Fargo, it is a core management function and any request for a report or additional disclosures related to this area is squarely a report on Wells Fargo's ordinary business operations.

The conclusion that the Proposal implicates ordinary business operations is also supported by recent Staff guidance set forth in Staff Legal Bulletin No. 14C (June 28, 2005) regarding risk assessment. There, in addressing proposals related to environmental or public health issues, the Staff stated that it will allow companies to exclude proposals "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations," in contrast to when "a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." Here the Proposal seeks nothing more than a report on the basis for certain of the information reflected in Wells Fargo's HMDA reports and, because the basis for that data does not reflect distinctions that are made on the basis of race or ethnicity, the Proposal appropriately does not seek any further remedial action. Specifically, the Proposal seeks generally an "explanation of racial and ethnic disparities in the costs of loans provided by the Company." Each of the three topics that the Proposal specifically requests Wells

---

2 Wells Fargo does, however, understand the Proponents' concerns and is committed to increasing minority and low- and moderate-income homeownership. Wells Fargo, through Wells Fargo Housing Foundation, has developed a number of affordable housing programs to create homeownership opportunities for low- to moderate-income families. Shareholders and members of the public may learn more about Wells Fargo Housing Foundation by visiting the following website: https://www.wellsfargo.com/about/wfhf_oview.jhtml.

Fargo to address relate to its ordinary business matters. The first topic again seeks an explanation for information reflected in Wells Fargo's HMDA reports. The second and third topics seek generalized information on Wells Fargo's beliefs as to how various macroeconomic factors, or steps that may be taken by Wells Fargo, may affect Wells Fargo's customers and the "wealth divide prevalent in the United States." Because the Proposal thus seeks information on general business activities and strategies by Wells Fargo, consistent with Staff Legal Bulletin No. 14C, Wells Fargo believes that it can properly exclude the Proposal.

Moreover, the Proposal is excludable even if some parts of the Proposal or supporting statement could be viewed as touching on significant policy issues (which Wells Fargo does not believe to be the case). The Staff repeatedly has concurred that a proposal may be excluded if it relates in part to ordinary business operations, even if it touches upon significant policy matters. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that under Rule 14a-8(i)(7) the company could exclude a proposal that recommended a number of potential mechanisms for increasing shareholder value. The Staff concluded that even though only two of the four mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c' and 'd' related to E*Trade's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*Trade omits the proposal from its Proxy Materials in reliance on rule 14a-8(i)(7)." *See also Bank of America Corporation* (avail. Feb. 4, 2005) (permitting exclusion of proposal as relating to ordinary business operations (i.e., management of the workforce)); *Capital Cities/ABC, Inc.* (avail. Apr. 4, 1991) (proposal asking the company to disclose detailed equal employment opportunity data and describe an affirmative action program was found excludable on appeal; the Commission reasoned that a proposal involving detailed information about the company's workforce and employment practices and policies, which relate to matters of ordinary business, could be excluded).

For the foregoing reasons, Wells Fargo believes that the Proposal focuses on Wells Fargo's fundamental day-to-day business operations and involves a matter which implicates the daily operations of Wells Fargo. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wells Fargo believes that it may properly exclude the Proposal under Rule 14a-8(i)(7).

The Proposal is Vague, Indefinite and Misleading (Rule 14a-8(i)(3) and 14a-8(i)(6))

Rule 14a-8(i)(3) permits an issuer to omit a proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. The Staff, in numerous no-action letters, has permitted a company to exclude a proposal under Rules 14a-8(i)(3) and 14a-9 when the action called for by the proposal was so vague and indefinite that the proposal was misleading, in that neither the shareholders voting on the proposal nor the company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal were adopted. *See Procter & Gamble Co.* (avail. Oct. 25, 2002); *Philadelphia Electric Co.* (avail. July 30, 1992). In addition, in Staff Legal Bulletin No. 14B (September 15, 2004), the Staff clarified its position with respect to the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted the following situation when modification or exclusion of a proposal may be appropriate: "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . . ."

In addition, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

Wells Fargo believes that the second and third prongs of the requested special report are so vague and indefinite that they are misleading. These prongs contain the following phrases which are vague and indefinite because they are subject to numerous individual interpretations: "home affordability or wealth–building benefits of homeownership" and "racial wealth divide prevalent in the United States." These terms are vague and indefinite because they are inherently subjective and therefore have no fixed meaning, and the Proposal does not provide any guidelines as to the meaning of these terms within the context of the Proposal. As such, neither the shareholders voting on the proposal nor Wells Fargo in implementing the proposal would be able to determine with any reasonable certainty what actions or measures would be required by Wells Fargo to implement this aspect of the report if the Proposal were adopted. In *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform shareholders of what they would be voting on and the company on what actions would be needed to implement the proposal. *See also, Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite). As with each of the foregoing precedents, the Proposal uses vague and indefinite terms to describe sweeping concepts.

The latter two prongs of the Proposal appear to require Wells Fargo to discuss socioeconomic disparities that exist in the world at large. These prongs are not asking Wells Fargo to discuss any specific effects of such socioeconomic factors on its business, rather they request that management take a position on social policies without any specific guidance as to the scope of the report. As a result, these prongs are vague and indefinite, and therefore potentially confusing or misleading to shareholders, because they would not know the subject matter or the scope of the matter presented for their vote.

For the reasons stated above, the Proposal also is excludable under Rule 14a-8(i)(6), because the uncertainty over the meaning of these phrases in the second and third prongs means that Wells Fargo would not be able to implement the proposal.

Conclusion

For all of the reasons set forth above, Wells Fargo intends to omit the Proponents' Proposal from its Proxy Materials for its 2006 Annual Meeting. Wells Fargo respectfully requests that the

Staff concur with its conclusion that it may properly exclude the Proposal and indicate that it will not recommend enforcement action to the Commission if it excludes the Proposal in its entirety from its Proxy Materials for the 2006 Annual Meeting.

If the Staff has any questions regarding this request or requires additional information, please do not hesitate to contact the undersigned at (612) 667-4652 or Mary E. Schaffner at (612) 667-2367. If the Staff is unable to concur with Wells Fargo's conclusions with respect to the excludability of the Proposal, Wells Fargo respectfully requests the opportunity to discuss the proposal with members of the Staff prior to the issuance of any written responses.

Very truly yours,

Kerri L. Klemz
Senior Counsel

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth
Timothy P. Plenk
Daniel Stranahan
The Needmor Fund
Mila Rosenthal
Amnesty International USA,
Timothy Smith
Walden Asset Management
Margaret R. Rosenkrands
Martha R. Thompson
Mary Lania
Unitarian Universalist Service Committee

EXHIBIT A

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

November 10, 2005

Mr. Richard M. Kovacevich
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

RECEIVED
NOV 1 1 2005
R. KOVACEVICH

Dear Mr. Kovacevich:

During our constructive on-going dialogue with Wells Fargo on predatory lending issues, the dialogue team has asked Wells Fargo's representatives to explain the disparities in rates of high-cost mortgages going to the company's African-American and Latino customers. We've been told that there's nothing to worry about in the numbers, an answer that does not explain the discrepancies. We were disheartened to see the company respond to Attorney General Spitzer's inquiry not with transparency and open dialogue, but rather with litigation. As shareholders, it is important to know that we are treating all of the company's customers fairly.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 5,000 shares of Wells Fargo & Company common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In filing this resolution NorthStar is acting as the primary filer of this proposal, which we expect to be co-filed by others. The proposal requests that the Board of Directors prepare a special report explaining the racial disparities in high cost first mortgage loans revealed in the company's Home Mortgage Disclosure Act data.

As required by Rule 14a-8 NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 29 Winter St.; Boston, MA 02108, who is assisting us in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Wells Fargo to prepare the requested report and to make it available to shareholders upon request would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?
3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

Corrected Copy Sent via Facsimile Transmission Only

VIA OVERNIGHT DELIVERY AND FACSIMILE TRANSMISSION (617/522-3165)

November 23, 2005

Ms. Julie N.W. Goodridge, President
NorthStar Asset Management, Inc.
P.O. Box 1860
Boston, MA 02130

Re: Stockholder Proposal Regarding Predatory Lending
Received November 11, 2005

Dear Ms. Goodridge:

On November 11, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 10, 2005 from NorthStar Asset Management, Inc. ("NorthStar") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that NorthStar will be the primary filer of this Proposal and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2006 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that NorthStar has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 5,000 shares of Wells Fargo common stock (which exceeds the required minimum market value of Wells Fargo common stock) for more than one year, and that NorthStar intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), NorthStar is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that NorthStar is not the record owner of these shares. Consequently, since NorthStar is not the record owner of the shares noted in its

November 10 letter, NorthStar may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 11, 2005, NorthStar had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if NorthStar has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that NorthStar has held these shares for the required one-year period prior to November 11, 2005.

Wells Fargo hereby notifies NorthStar that it intends to exclude the Proposal from its 2006 proxy materials unless NorthStar transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date NorthStar receives this letter. Even if NorthStar submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of NorthStar's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Mr. Scott Klinger
Laurel A. Holschuh

cham01/proxy/2006/shprop/ms05-NorthStar-racial disparity-ownrshp rqst

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY AND
FACSIMILE TRANSMISSION (617/522-3165)

November 23, 2005

Ms. Julie N.W. Goodridge, President
NorthStar Asset Management, Inc.
P.O. Box 1860
Boston, MA 02130

Re: Stockholder Proposal Regarding Predatory Lending
Received November 11, 2005

Dear Ms. Goodridge:

On November 11, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 10, 2005 from NorthStar Asset Management, Inc. ("NorthStar") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that NorthStar will be the primary filer of this Proposal and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2005 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that Northstar has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 5,000 shares of Wells Fargo common stock (which exceeds the required minimum market value of Wells Fargo common stock) for more than one year, and that Northstar intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), Northstar is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that Northstar is not the record owner of these shares. Consequently, since Northstar is not the record owner of the shares noted in its

November 10 letter, NorthStar may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 11, 2005, NorthStar had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if NorthStar has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that NorthStar has held these shares for the required one-year period prior to November 11, 2005.

Wells Fargo hereby notifies NorthStar that it intends to exclude the Proposal from its 2006 proxy materials unless NorthStar transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date Northstar receives this letter. Even if NorthStar submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of NorthStar's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Mr. Scott Klinger
Laurel A. Holschuh

chamO1/proxy/2006/shprop/ms05-northstar-racial disparity-ownrshp rqst

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY AND
FACSIMILE TRANSMISSION (617/522-3165)

November 23, 2005

Ms. Julie N.W. Goodridge, President
NorthStar Asset Management, Inc.
P.O. Box 1860
Boston, MA 02130

Re: Stockholder Proposal Regarding Predatory Lending
Received November 11, 2005

Dear Ms. Goodridge:

On November 11, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 10, 2005 from NorthStar Asset Management, Inc. ("NorthStar") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that NorthStar will be the primary filer of this Proposal and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2005 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that Northstar has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 5,000 shares of Wells Fargo common stock (which exceeds the required minimum market value of Wells Fargo common stock) for more than one year, and that Northstar intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), Northstar is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that Northstar is not the record owner of these shares. Consequently, since Northstar is not the record owner of the shares noted in its

November 10 letter, NorthStar may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 11, 2005, NorthStar had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if NorthStar has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that NorthStar has held these shares for the required one-year period prior to November 11, 2005.

Wells Fargo hereby notifies NorthStar that it intends to exclude the Proposal from its 2006 proxy materials unless NorthStar transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date Northstar receives this letter. Even if NorthStar submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of NorthStar's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Mr. Scott Klinger
Laurel A. Holschuh

cham01/proxy/2006/shprop/ms05-northstar-racial disparity-ownrshp rqst

orate Place
›ft Road Suite 201
ΛA 01923

00 730 3326
:9 9600
39 9650

ORTHSTAR ASSET MANAGEMENT INC

November 29, 2005

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Re: Shareholder Resolution

Dear Ms. Holschuh:

Enclosed please find a proof of ownership letter from Morgan Stanley regarding NorthStar's shares of Wells Fargo.

If any further information is necessary, don't hesitate to call.

Sincerely,

Margaret J. Covert

Margaret J. Covert
Shareholder Action Coordinator

Boston Trust & Investment
Management Company

November 10, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **Timothy P. Plenk** through its Walden Asset Management division. We are writing to verify that **Timothy P. Plenk** currently owns **100** shares of **Wells Fargo & Company** (Cusip #**949746101**). We confirm that **Timothy P. Plenk** has beneficial ownership of at least $2.000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Wells Fargo & Company.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Timothy P. Plenk
21 Berkeley Street
Cambridge, MA 02138

These are being co-filed with Northstar as primary filer

800.236.2370 | www.hoffman.net

November 10, 2005

Ms. Laurel A. Holschuh
Senior Vice President and Secretary
Wells Fargo & Company
Sixth and Marquette
MAC #N9305-173)
Minneapolis, MN 55479

Dear Ms. Holschuh:

As a Wells Fargo shareholder, I am concerned about the issue of discrimination practices in mortgage lending. I believe our company is also concerned and wants to address this issue positively.

Therefore as the beneficial owner, as defined under Rule 13(d) 3 of the General Rules and Regulations under the Securities Act of 1934, of 100 shares of Wells Fargo & Company common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In filing this resolution I am acting as a co-filer to the resolution filed by other concerned investors.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership is enclosed. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Timothy Smith, One Beacon Street, Boston, MA 02108 who is assisting me in filing this resolution.

A commitment from Wells Fargo to do the requested review and report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Timothy P. Plenk

Timothy P. Plenk

Encl. Shareholder Resolution

Cc: Timothy Smith, Walden Asset Management

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

Boston Trust & Investment
Management Company

November 10, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **Timothy P. Plenk** through its Walden Asset Management division. We are writing to verify that **Timothy P. Plenk** currently owns **100** shares of **Wells Fargo & Company** (Cusip #**949746101**). We confirm that **Timothy P. Plenk** has beneficial ownership of at least $2,000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Wells Fargo & Company.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617 227.2690

The Needmor Fund

November 10, 2005

Ms. Laurel A. Holschuh
Senior Vice President and Secretary
Wells Fargo & Company
Sixth and Marquette
MAC #N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

As a Wells Fargo shareholder, we are concerned about continuing evidence of predatory lending practices within the sub-prime lending industry. Wells Fargo continues to lag industry best practice in several key areas. I believe our company can, and should, do better.

Therefore as the beneficial owner, as defined under Rule 13(d) 3 of the General Rules and Regulations under the Securities Act of 1934, of 700 shares of Wells Fargo & Company common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. We are co-filing this letter with other concerned investors.

As required by Rule 14a-8 we have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Wells Fargo to do the study would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Daniel Stranahan

Encl. Shareholder Resolution

42 South St. Clair Street Toledo, OH 43602 419-255-5560 needmorfund@sbcglobal.net needmorfund.org

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

The Wealth Management Group
50 South La Salle Street
Chicago. Illinois 60675
(312) 444-3274

Northern Trust

November 16, 2005

Ms. Laurel A. Holschuh
Senior Vice President and Secretary
Wells Fargo & Company
Sixth and Marquette
MAC #N9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Northern Trust Company acts as custodian for The Needmor Fund.

As requested, we are writing to verify that The Needmor Fund has continuously owned 1,000 beneficial shares of Wells Fargo & Co. Common Stock with a market value over $2,000 since June 1, 2001.

Should you require further information, please contact The Needmor Fund directly.

Sincerely,

Maureen Piechaczek

Maureen Piechaczek
Trust Officer

Amnesty International USA

322 8th AVENUE, N.Y., N.Y. 10001

November 16, 2005

Ms. Laurel Holschuh,
Senior Vice President and Secretary
Wells Fargo,
Sixth and Marquette, MAC #N 9305-173
Minneapolis, MN 55479

Dear Ms. Holschuh.

Amnesty International USA holds 500 shares of Wells Fargo. Founded in London in 1961, Amnesty International is a Nobel Prize-winning grassroots activist organization with over one million members worldwide. Amnesty International is dedicated to freeing prisoners of conscience, gaining fair trials for political prisoners, ending torture, political killings and "disappearances," and abolishing the death penalty throughout the world. Amnesty International USA (AIUSA) is the U.S. Section of Amnesty International.

The AIUSA investment committee has decided to co file a shareholder resolution coordinated by Northstar Asset Management dealing with mortgage lending. AIUSA submits the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. AIUSA is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. Amnesty International USA works with Walden Asset Management as their investment manager. We would appreciate it if you would please copy Tim Smith at Walden Asset Management on correspondence related to this matter. Mr. Smith can be reached by phone at (617) 726-7155, or by e-mail at tsmith@bostontrust.com Our best wishes for your continued success.

Sincerely,

Mila Rosenthal

Mila Rosenthal

Copy-Tim Smith

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY

November 25, 2005

Ms. Mila Rosenthal
Amnesty International USA
322 – 8th Avenue
New York, NY 10001

Re: Stockholder Proposal Regarding Racial Disparities in Mortgage Lending
Received November 17, 2005

Dear Ms. Rosenthal:

On November 17, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 16, 2005 from Amnesty International. ("AI") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that AI is a co-filer of this Proposal with NorthStar Asset Management Inc. and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2006 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that AI has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 500 shares of Wells Fargo common stock (which appears to exceed the required minimum market value of Wells Fargo common stock) for more than one year, and that AI intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), AI is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that AI is not the record owner of these shares. Consequently, since AI is not the record owner of the shares noted in its November 17 letter, AI may provide the required evidence of its eligible share ownership either (i) if its shares of Wells

Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 17, 2005, AI had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if AI has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that AI has held these shares for the required one-year period prior to November 17, 2005.

Wells Fargo hereby notifies AI that it intends to exclude AI as a co-filer of the Proposal from its 2006 proxy materials unless AI transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date AI receives this letter. Even if AI submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of AI's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Tim Smith (via e-mail)
Laurel A. Holschuh

schsm01/proxy/2006/shprop/ms05-AI-racial disparity-ownrshp rqst

Waybill#: 28818541253

Origin: FFM
Date Printed: ~~11/22/2005~~ 11/25/05

Webship API 02.00 (01/2004)

To (Company):
AMNESTY INTERNATIONAL USA
322 / 8TH AVE
NEW YORK, NY 10001
UNITED STATES

Attention To: MILA ROSENTHAL
Phone #: 6177267250

Service:
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From (Company):
WELLS FARGO SERVICES
113 S 6TH ST
MINNEAPOLIS, MN 55402
UNITED STATES
Sent by: MARY E. SCHAFFNER
Phone #: 6120072387

Description:
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Boston Trust & Investment
Management Company

November 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **Amnesty International USA** through its Walden Asset Management division. We are writing to verify that **Amnesty International USA** currently owns **500**shares of **Wells Fargo & Company** (Cusip **#949746101**). We confirm that **Amnesty International USA** has beneficial ownership of at least $2,000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Wells Fargo & Company.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Boston Trust & Investment
Management Company

November 28, 2005

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #n9305-173
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

Upon your request in your letter to Amnesty International USA dated November 25, 2005, please find enclosed Proof of Ownership letter on behalf of Amnesty International USA.

Sincerely,

Regina R. Morgan

c.c. Mila Rosenthal – Amnesty International USA
Mary E. Schaffner – Senior Counsel – Wells Fargo & Company

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Jim Laura ✓

November 15, 2005

Mr. Richard M. Kovacevich
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Kovacevich:

As a member of Responsible Wealth I am aware of the constructive on-going dialogue with Wells Fargo on predatory lending issues. I am also aware that the dialogue team has asked Wells Fargo's representatives to explain the disparities in rates of high-cost mortgages going to the company's African-American and Latino customers and has been told that there's nothing to worry about in the numbers, an answer that does not explain the discrepancies. I was disheartened to see the company respond to Attorney General Spitzer's inquiry not with transparency and open dialogue, but rather with litigation. As a shareholder, it is important to know that we are treating all of the company's customers fairly.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 128 shares of Wells Fargo & Company common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In filing this resolution I am acting as a co-filer to the identical resolution filed by NorthStar Asset Management, the proposal's lead filer. The proposal requests that the Board of Directors to prepare a special report explaining the racial disparities in high cost first mortgage loans revealed in the company's Home Mortgage Disclosure Act data.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 29 Winter St.; Boston, MA 02108, who is assisting us in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Wells Fargo to prepare the requested report and to make it available to shareholders upon request would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Margaret R. Rosenkrands

Margaret R. Rosenkrands
1138 Lariat Loop, #203
Ann Arbor, MI 48108

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

First Affirmative Financial Network, LLC

RECEIVED
NOV 17 2005
R. KOVACEVICH

November 16 2005

Jim
Laurel ✓

Mr. Richard M. Kovaevich
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco,CA 94104

Dear Mr. Kovaevich,

Please accept this letter as verification that Foliofn, custodian of assets for the accounts of Margaret Rosenkrands, has continuously held 128 shares of Wells Fargo common stock since October 31, 2004.

This letter should be considered proof of ownership in response to the resolution Margaret Rosenkrands has filed.

Thank you for your assistance with this matter. If you have any questions or need further information please feel free to call me at (719) 636-1045, ext. 115

Sincerely,

George R. Gay CFP, AIF
Chief Executive Officer

printed with vegetable-based inks on 100% post-consumer recycled, non-deinked paper

FOLIO*fn*
INVESTMENTS, INC.

December 2, 2005

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC # N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh,

Please accept this letter as verification that Folio*fn*, custodian of assets for the accounts of Margaret Rosenkrands, has continuously held more that $2000 worth of Wells Fargo common stock since October 31, 2004. This would make her eligible under the SEC's Rule 14a-8(b) to submit a proposal for inclusion in the proxy statement.

This letter should be considered proof of beneficial ownership in response to the resolution Margaret Rosenkrands has filed.

If any more proof is required, please do not hesitate to contact me at 703-245-4000.

Sincerely,

Elisa Kern
Director of Operations
Folio*fn*

www.foliofn.com

8000 Towers Crescent Drive, Suite 1500, Vienna, Virginia, 22182 Tel: 703.245.4000 Fax: 703.245.4800

FOLIOfn

www.foliofn.com

TO: LAUREL A. HOLSCHUH

FAX: 612-667-6082

COMPANY: WELLS FARGO COMPANY

DATE: 12/2/2005

FROM: ELISA KERN

CONTACT NUMBER: 703 245 4000

RE: MARGARET ROSENKRANDS

PAGES including Cover: 2

For Review ☐ Please Comment Please Reply ☐ Please Recycle

Please let me know if you require an original letter also, or if the fax will suffice.

Elisa Kern

703-245-4000

kerne@FolioFn.com

Mary - Please respond to Elisa. Thanks.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY

November 25, 2005

Margaret R. Rosenkrands
1138 Lariat Loop, #203
Ann Arbor, MI 48108

Re: Stockholder Proposal Regarding Racial Disparities in Mortgage Lending
Received November 16, 2005

Dear Ms. Rosenkrands:

On November 16, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 15, 2005 from you as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that you will be a co-filer of this Proposal with NorthStar Asset Management Inc. and are submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2006 annual meeting, he or she must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that you have been the beneficial owner (within the meaning of SEC Rule 13d-3) of 128 shares of Wells Fargo common stock for more than one year, and that you intend to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), you are required to provide proof of ownership of at least the required minimum value of Wells Fargo common stock, and thus your eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that you are not the record owner of any shares of Wells Fargo common stock. Consequently, you must provide the required evidence of your eligible beneficial ownership of Wells Fargo common stock, if your shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 16, 2005, you had continuously held these shares, and that they met the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date.

On November 17, 2005, we received a letter from George R. Gay, as Chief Executive officer of First Affirmative Financial Network, LLC (see enclosed copy) that apparently is intended to provide verification of your required ownership of Wells Fargo common stock, on behalf of Foliofn (an on-line brokerage firm), as custodian of your assets. However, Mr. Gay is an officer of another entity (First Affirmative Financial Network) and does not provide any indication in his letter that he has any authority to give the required ownership verification on behalf of Foliofn.

Consequently, unless you transmit to Wells Fargo, within 14 calendar days after the date you receive this letter, verification of your required beneficial ownership of Wells Fargo common stock from Foliofn or other written evidence acceptable to Wells Fargo that Mr. Gay has been authorized by Foliofn to provide your required ownership verification on behalf of that company, Wells Fargo hereby notifies you that it intends to exclude you as a co-filer of the Proposal from its 2006 proxy materials. Even if you submit the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of your ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: George R. Gay, CFP, AIF
Chief Executive Officer
First Affirmative Financial Network, LLC
Scott Klinger (via fax only)
Laurel A. Holschuh

First Affirmative Financial Network, LLC

RECEIVED
NOV 17 2005
R. KOVACEVICH

November 16 2005

Jim
Laurel ✓

Mr. Richard M. Kovaevich
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco,CA 94104

Dear Mr. Kovaevich,

Please accept this letter as verification that Foliofn, custodian of assets for the accounts of Margaret Rosenkrands, has continuously held 128 shares of Wells Fargo common stock since October 31, 2004.

This letter should be considered proof of ownership in response to the resolution Margaret Rosenkrands has filed.

Thank you for your assistance with this matter. If you have any questions or need further information please feel free to call me at (719) 636-1045, ext. 115

Sincerely,

George R. Gay CFP, AIF
Chief Executive Officer

Martha R. Thompson
712 South Elam Avenue
Greensboro, NC 27403

November 17, 2005

Ms. Laurel Holschuh
SVP and Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

VIA FAX 612-667-6082

Dear Ms. Holschuh:

As a participant in the February, 2005 meeting in Durham to discuss Wells Fargo lending practices in poor communities, I am aware of the constructive on-going dialogue on predatory lending issues. I am also aware that the dialogue team has asked Wells Fargo's representatives to explain the disparities in rates of high-cost mortgages going to the company's African-American and Latino customers and has been told that there's nothing to worry about in the numbers, an answer that does not explain the discrepancies. I was disheartened to see the company respond to Attorney General Spitzer's inquiry not with transparency and open dialogue, but rather with litigation. As a shareholder, it is important to know that we are treating all of the company's customers fairly.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 55 shares of Wells Fargo & Company common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In filing this resolution I am acting as a co-filer to the identical resolution filed by NorthStar Asset Management, the proposal's lead filer. The proposal requests that the Board of Directors to prepare a special report explaining the racial disparities in high cost first mortgage loans revealed in the company's Home Mortgage Disclosure Act data.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request.

One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 29 Winter St.; Boston, MA 02108, who is assisting us in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Wells Fargo to prepare the requested report and to make it available to shareholders upon request would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Wells Fargo and its shareholders.

Sincerely,

Martha R. Thompson

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

Ms. Martha R. Thompson

December 2, 2005

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Re: Shareholder proposal regarding race and gender disparities in mortgage lending

Dear Ms. Holschuh:

As per Ms. Schafner's request of November 25, please find enclosed a letter from my broker, UBS, dated November 30, 2005 showing that I am the owner of 55 shares of Wells Fargo as of that date. The value of these shares on November 30th is $3,511.20, which exceeds the $2,000 minimum needed to file a shareholder proposal, per Rule 14-a-8(b). The accompanying Client Inquiry statement reports the current value of the 55 shares and that I have been the owner of these shares since March of 2000.This is further verified in the letter from UBS, which states, "Our records show that Ms. Thompson has owned the shares continuously since March 2000."

Please note that I plan to continue to hold these shares through the date of the upcoming shareholder meeting.

If you have any questions, please do not hesitate to call me at 336-275-1781 or email me at marniethompson@triad.rr.com.

Sincerely,

Martha R. Thompson

cc: Scott Klinger

712 South Elam Avenue Greensboro, NC 27403
Phone: 336-275-1781

UBS

UBS Financial Services Inc.
138 Charlotte Street
Asheville, NC 28801

www.ubs.com

November 30, 2005

Martha Thompson
712 S. Elam Ave
Greensboro, NC 27403

Dear Ms. Thompson,

Ms. Thompson currently you own 55 shares of Wells-Fargo (symbol WFC) in an IRA with UBS Financial Services, Inc. as the Custodian. Our records show that Ms. Thompson has owned the shares continuously since March 2000.

Regards,

Carter S. Bagley, Jr.
Financial Advisor

Account: [redacted] THOMPSON M FA:A819 HH IRA OLS **Activity as of:** 11/29/05
Return Objective: Income & Capital Appreciation **Risk Profile:** 1.Moderate **Last Statement:** 10/05
Name: Martha R Thompson Traditional IRA
Address: 712 S ELAM AVENUE
GREENSBORO , NC 27403-2141

Total Portfolio:	Equity:	Money Funds/Sweep:	Debit/Credit Balance:	Funds Available:	Buying Power:
[redacted]	[redacted]		[redacted]	[redacted]	[redacted]

Tax Lot Details For: WELLS FARGO & CO NEW

Purchase Date	Quantity	Current Value	Total Cost	Unrealized Gain/Loss	Unr. %G/L	Current Price	Unit Cost	Term
03/07/00	40.000	2,553.60	1,355.00	1,199	88.5%	63.840	33.875	Long
03/22/00	15.000	957.60	597.19	360	60.4%	63.840	39.813	Long
TOTAL	**55.000**	**3,511.20**	**1,952.19**	**1,559**	**79.9%**	**63.840**	**35.494**	

Return to Account Gain/Loss

Tax lot details are not adjusted for intraday activities.

This report is for informational purposes only and may or may not include all holdings or client accounts. All information presented is subject to change at any time and is provided only as of the date indicated. The Firm's periodic account statements and official tax documents are the only official record of client accounts and are not superseded, replaced, or amended by any of the information presented in these reports. Clients should not rely on this information in making purchase or sell decisions, for tax purposes or otherwise.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY

November 25, 2005

Ms. Martha R. Thompson
712 South Elam Street
Greensboro, NC 27403

Re: Stockholder Proposal Regarding Racial Disparities in Mortgage Lending
Received November 17, 2005

Dear Ms. Thompson:

On or about November 17, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 17, 2005 from you as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that you are a co-filer of this Proposal with NorthStar Asset Management Inc. and are submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2006 annual meeting, he or she must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that you have been the beneficial owner (within the meaning of SEC Rule 13d-3) of shares of Wells Fargo common stock for more than one year, and that you intend to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would be provided upon request. You did not, however, state how many shares of Wells Fargo Common Stock you own.

As provided in Rule 14a-8(b), you are required to provide proof of ownership of at least the required minimum value of Wells Fargo common stock, and thus your eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that you are not the record owner of any shares of Wells Fargo Common Stock. Consequently, you must provide the required evidence of your eligible beneficial ownership of Wells Fargo Common Stock either (i) if your shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares stating (a) the number of shares of Wells Fargo common stock you beneficially own and (b) verifying that, as of November 17, 2005, you had continuously held these shares and that they met the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if you have filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing your ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in your ownership of Wells Fargo shares, also showing that you have held the shares shown in one of these filings for the required one-year period prior to November 17, 2005.

Wells Fargo hereby notifies you that it intends to exclude you as a co-filer of the Proposal from its 2006 proxy materials unless you transmit to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date you receive this letter. Even if you submit the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of your ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Scott Klinger (via fax only)
Laurel A. Holschuh

schamO1/proxy/2006/shprop/ms05-M. Thompson-racial disparity-ownrshp rqst

Unitarian Universalist Service Committee

RECEIVED
NOV 17 2005
R. KOVACEVICH

November 15, 2005

Jim
Counsel ✓

Mr. Richard M. Kovacevich
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Kovacevich:

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 700 shares of Wells Fargo. We have owned over $2,000 worth for more than a year. Further it is our intent to hold greater than $2,000 in market value through the next annual meeting of Wells Fargo & Company. We will provide verification of ownership position upon request.

I herby notify you that UUSC, as a concerned shareholder, is co-filing the enclosed Resolution requests that the Board of Directors to prepare a special report explaining the racial disparities in high cost first mortgage loans revealed in the company's Home Mortgage Disclosure Act in concert with other institutions, with NorthStar Asset Mangement as the "primary filer." The resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that UUSC is a cosponsor of this resolution. We will be represented in person or by proxy at the annual meeting.

UUSC is a human rights organization with a long history in working for the rights of underrepresented groups. As a stockholder, I am aware of the constructive on-going dialogue with Wells Fargo on predatory lending issues. I am also aware that the dialogue team has asked Wells Fargo's representatives to explain the disparities in rates of high-cost mortgages going to the company's African-American and Latino customers and has been told that there's nothing to worry about in the numbers, an answer that does not explain the discrepancies. I was disheartened to see the company respond to Attorney General Spitzer's inquiry not with transparency and open dialogue, but rather with litigation. As a shareholder, it is important to know that we are treating all of the company's customers fairly.

In more than six decades of advancing the rights of all people in the United States and internationally, UUSC has learned that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to provide equal employment opportunities (EEO) to current and prospective employees.

130 Prospect Street
Cambridge, MA 02139-1845

617 868-6600 fax: 617 868-7102
www.uusc.org

Advancing justice and human rights throughout the world since 1939.

Please feel free to contact Mary Lania by mail or telephone (617-868-6600, ext. 317) if you have any questions about this resolution. We hope that we might engage in an open dialogue resulting in actions by that will enable us to withdraw the proposal. We look forward to your response.

Sincerely,

Charli Clements

Charles Clements
President and CEO

Encl. Resolution Text

Report on Racial Disparities in Mortgage Lending

WHEREAS, there are wide disparities between the interest rates charged to African-American and Latino families compared to white families, according to Home Mortgage Disclosure Act data filed by lending institutions.

According to the Federal Reserve 32.4% of conventional first mortgages to African-American borrowers were "high-cost" versus just 8.7% of similar loans to white borrowers. The Federal Reserve defines "high cost" as an annual percentage rate (APR) of 3% above a comparable Treasury security on a first mortgage and 5% above a comparable Treasury security on a second mortgage. African-American families are 3.7 times more likely than white families to receive a high-cost mortgage, raising their cost of homeownership.

Even after adjusting for such factors as income levels of borrowers, location, loan amounts and type of lender, unexplained disparities remain in the Federal Reserve's analysis: African-American home borrowers receive high cost loans 15.7% of the time; Latino borrowers 12.2% of the time, and white borrowers 8.7% of the time.

Racial disparities in Wells Fargo's HMDA data are also pronounced. Of Wells Fargo's conventional first-lien mortgages (unadjusted for income, location, loan size, and lender type), high cost loans made up 29.5% of the loans to African-Americans, 12.6% of the loans to Latinos, and 7.6% of the loans to whites. African-Americans were 3.9 times more likely than whites to receive a high cost loan and Latinos were 1.7 times more likely than whites.

In April 2005, New York Attorney General Eliot Spitzer asked Wells Fargo and three other large banks for information on loan conditions and credit scores as he investigated whether the racial disparities in high cost loans violated state laws. According to Spitzer, Wells Fargo's African American customers in New York were three times more likely than whites to receive high cost loans, at JP Morgan Chase and Citigroup the disparity was 2-to-1 and at HSBC, 1.5-to-1. (Source: *Washington Post* 6/25/2005) Rather than comply with Spitzer's request, Wells Fargo joined others in successfully suing the Attorney General arguing that he had no jurisdiction over a federally chartered bank.

Shareholders request that the Board of Directors prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. The report shall discuss the following questions:

1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?

3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

This report, prepared at reasonable cost and omitting proprietary information, shall be available to all shareholders, upon written request, no later than September 30, 2006.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY AND
FACSIMILE TRANSMISSION (617/868-7102)

November 25, 2005

Ms. Mary Lania
Unitarian Universalist Service ~~Company~~ Committee
130 Prospect Street
Cambridge, MA 02139-1845

Re: Stockholder Proposal Regarding Racial Disparities in Mortgage Lending
Received November 17, 2005

Dear Ms. Lania:

On November 17, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 15, 2005 from Charles Clements, as President and CEO of the Unitarian Universalist Service Committee ("UUSC"), a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding a report on racial disparities in mortgage lending (the "Proposal") in the proxy materials for Wells Fargo's 2006 annual meeting. We understand that UUSC is a co-filer of this Proposal with NorthStar Asset Management, Inc. and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. In his letter, Mr. Clements identified you as UUSC's contact for this resolution.

Rule 14a-8 spells out the rules that apply to both the company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2006 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In his letter, Mr. Clements stated that UUSC has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 700 shares of Wells Fargo common stock (which appear to exceed the required minimum market value of Wells Fargo common stock) for more than one year, and that UUSC intends to continue to hold these shares through the 2006 annual meeting. He also stated that proof of ownership of these shares would be provided upon request.

As provided in Rule 14a-8(b), UUSC is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in

UUSC's letter and our check of our stockholder records, it appears that UUSC is not the record owner of these shares. Consequently, since UUSC is not the record owner of the shares noted in its November 15 letter, UUSC may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of UUSC's shares verifying that, as of November 17, 2005, UUSC had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if UUSC has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that UUSC has held these shares for the required one-year period prior to November 17, 2005.

Wells Fargo hereby notifies UUSC that it intends to exclude UUSC as a co-filer of the Proposal from its 2006 proxy materials unless UUSC transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date UUSC receives this letter. Even if UUSC submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of UUSC's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Laurel A. Holschuh

schm01/proxy/2006/shprop/ms05-UUSC-racial disparity-ownrshp rqst

Boston Trust & Investment
Management Company

November 28, 2005

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #n9305-173
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

Upon your request in your letter to Unitarian Universalist Service Committee concerning verification of ownership of stock, please find enclosed Proof of Ownership letter on behalf of Unitarian Universalist Service Committee.

Sincerely,

Regina R. Morgan

c.c. Jim Gunning - UUSC

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Boston Trust & Investment
Management Company

November 16, 2005

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **Unitarian Universalist Service Committee** through its Walden Asset Management division. We are writing to verify that **Unitarian Universalist Service Committee** currently owns **700** shares of **Wells Fargo & Company** (Cusip #**949746101**). We confirm that **Unitarian Universalist Service Committee** has beneficial ownership of at least $2,000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Wells Fargo & Company.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

EXHIBIT B

Frequently Asked Questions about HMDA

What is HMDA?

HMDA, the Home Mortgage Disclosure Act, is a federal law enacted by Congress in 1975 that requires most mortgage lenders to gather information from their borrowers when they apply for a loan. These financial institutions report this information annually to the government and disclose it to the public upon request. Congress enacted HMDA to provide public information on lending that can be used to assess how financial institutions are serving the housing needs of their communities.

What are HMDA data?

HMDA data cover home purchase and home improvement loans and refinancings. The data contain information about loan originations and loan purchases as well as denied, incomplete or withdrawn applications. Generally, a reporting financial institution is required to collect and report information such as:

- The type and amount of the loan made;
- Whether a loan application was denied;
- The property to which the loan relates (i.e., the type of property and its location); and
- The borrower's ethnicity, race, sex and income.

As of January 1, 2004, these financial institutions also were required to report the pricing on loans that exceed thresholds set by the Federal Reserve Board. For first-lien loans, the threshold is an annual percentage rate (or APR) of three percentage points above the interest rate on Treasury securities of comparable maturity. For second-lien loans, the threshold is five percentage points.

Can HMDA data be used to prove unlawful discrimination?

The inclusion of the pricing data for the first time has caused HMDA data to receive an unusual amount of attention compared to recent years. While government agencies use HMDA to assist in evaluating a lender's compliance with anti-discrimination laws and other consumer protection laws, regulators -- including the Federal Reserve Board -- have cautioned that HMDA data "are not sufficient by themselves for drawing conclusions about the fairness of the lending process or the activities of any individual lender."[1]

[1] "New Information Reported under HMDA and Its Application in Fair Lending Enforcement," *Federal Reserve Bulletin*, Summer 2005, p. 345.

Along the same lines, the Federal Reserve Board has also said:

- "Although the addition of the price data significantly increases the robustness of HMDA data, the data alone do not prove discrimination.... The new HMDA data are clearly limited: they do not include credit scores, loan-to-value ratio, or consumer debt-to-income ratio--all factors relevant to the cost of credit."[2] In order to determine if interest rates are tainted by racial discrimination, one would need to perform "far more detailed evaluation than is possible using HMDA information alone."[3]

- "Price disparities by race or ethnicity, if revealed in the HMDA data, will not alone prove unlawful discrimination. ...The unwarranted tarnishing of a lender's reputation could reduce the willingness of that lender or another to remain in, or enter, certain higher-priced segments of the market. That discouragement, in turn, could potentially reduce competition in those segments and curtail the availability of credit to higher-risk borrowers."[4]

- "Risk-based pricing has greatly expanded the availability of home loans to borrowers who, because of weaknesses in their credit profiles, had previously been unable to qualify. It would be unfortunate if unwarranted accusations of illegal bias, stemming from improperly analyzed pricing differences, discouraged lenders from participating in this segment of the market." [5]

What is the Federal Reserve Board's role in HMDA?
The Federal Reserve Board is authorized by Congress to write the rules to carry out HMDA. The Federal Reserve Board also provides guidance about HMDA through staff commentary and assists the Federal Financial Institutions Examination Council in several ways. These include publishing instructions for how lenders are to file the data, assisting in the processing of the reported data and publishing summary data tables each year.

What does HMDA data for 2004 show?
The analysis published in the Federal Reserve Bulletin in September 2005 contained an extensive discussion of the pricing data. The analysis noted:

> "The most likely initial public focus will be on the incidence of higher-priced lending among minorities (particularly blacks) and among non-Hispanic whites. In the raw data, the differences between these two groups in the incidence of higher-priced lending are generally more than 20 percentage points for various loan products. Our analysis shows, however, that more

---

[2] Remarks by Gov. Edward M. Gramlich of the Federal Reserve Board to the National Association of Real Estate Editors in Washington, D.C., on June 3, 2005.
[3] Alan Greenspan, Chairman, Federal Reserve Board.
[4] Remarks by Gov. Susan Schmidt Bies of the Federal Reserve Board at the Financial Services Roundtable annual meeting in Palm Beach, Florida, on March 31, 2005.
[5] "New Information Reported under HMDA and Its Application in Fair Lending Enforcement," *Federal Reserve Bulletin*, Summer 2005, p. 393.

than two-thirds of the aggregate difference in the incidence of higher-priced lending between black and non-Hispanic white borrowers can be explained by differences in the groups' distributions of income, loan amounts, other borrower-related characteristics included in the HMDA data, and the choice of lender... Thus, we see a sizable narrowing, at both the aggregate and institution levels, in the unexplained differences in the incidence of higher-priced lending between minority and non-minority groups. This narrowing suggests that controlling for credit-related factors not found in the HMDA data, such as credit history scores and loan-to-value ratios, might further reduce unexplained racial or ethnic differences. Whether controlling for such additional factors will completely account for all remaining differences is unclear."[6]

In addition, the analysis noted:

> "Our analysis strongly indicates that the raw data alone can lead to inaccurate conclusions, which in turn, may be unfair to particular institutions and may lead to unnecessary restrictions on the availability of loans to less-creditworthy applicants." [7]

What does HMDA data for Wells Fargo show?

In general, based on HMDA data from 2001 to 2004, Wells Fargo originated more mortgage loans to people of color, to low- to moderate-income customers and in low- to moderate-income neighborhoods than did any other lender during this period.

The vast majority of the loans included in Wells Fargo's 2004 HMDA data were priced below HMDA reporting thresholds. This was true overall, as well as for people of color, for low- and moderate-income borrowers and in low- and moderate-income neighborhoods. Of the 885,000 loans in Wells Fargo's 2004 HMDA results, only 83,000 (or 9%) were priced above the reportable threshold (so pricing information was not required to be reported for 91% of the loans in Wells Fargo's 2004 HMDA data). Those 83,000 loans involved higher risks, but these risk factors were not reported in HMDA data. In addition, seven out of every eight loans to people of color (or 87%) had APRs below the threshold, and five out of every six loans to low- and moderate-income borrowers (or 83%) had APRs below the reportable thresholds.

How does Wells Fargo explain differences in pricing revealed in its HMDA data?

Wells Fargo prices all loans based on a customer's complete financial situation and credit history, as well as the transaction characteristics and the property involved. Race is not a factor in Wells Fargo's pricing. Borrowers with a good credit history present a smaller risk of default and, therefore, typically pay lower rates. Differences in price are driven by differences in risk.

[6] Ibid.
[7] Ibid.

Although the new HMDA data are a valuable measure of Wells Fargo's success in lending to low- and moderate-income and minority borrowers, the data give only a partial view of pricing because they exclude the most relevant risk factors Wells Fargo considers when pricing a loan. Examples of the important risk factors that are used in the credit and pricing decision that are not disclosed in HMDA data include:

- The borrower's complete financial situation (including credit score, overall level of indebtedness, previous bankruptcy or foreclosure, the number of 30-day late mortgage payments in the last 24 months, collection problems in credit history, judgments or other problems reflected in public records);
- The type, features and purpose of the loan (such as loan-to-value ratio, which is the ratio of the loan amount to the value of the property securing the loan, or renovation loan); and
- Certain aspects of the property (including whether it is a condo or second home).

Although risk factors are not included in HMDA data, they explain virtually all of the differences in pricing between Wells Fargo loans that are reportable under HMDA and those that are not. Wells Fargo prices loans consistent with the financial risk involved, assessing the customer's financial situation and financial history, the property involved and the type of loan the customer chooses; many of which factors are not reflected in HMDA data. As the Federal Reserve Board's analysis noted, without risk-based pricing individuals who do not qualify for a prime loan would be more likely to be denied credit because lenders would not be able to properly account for the increased possibility of default.

Why aren't all pricing factors included in HMDA data?

When the Federal Reserve Board adopted the requirement to report price data in 2002, it considered adding to HMDA data other items relevant to loan pricing, such as loan-to-value ratio. For each possible new data item, the Federal Reserve Board considered the potential benefit and burden that would result, such as the costs of collection and reporting. From that analysis, which relied in part on public comments, the board decided not to add more factors.

The September 2005 Federal Reserve Board analysis restated some of these concerns. Among its concerns was consumer privacy:

> "The potential for compromising consumer privacy is also a consideration. More than 90 percent of the loan records in a given year's HMDA data are unique – that is, an individual lender reported only one loan in a given census tract for a specific loan amount. These unique loan records can be matched with other publicly available information, such as property deed records, to determine the identities of individual borrowers. With such a match, any data item in the HMDA data, such as loan pricing, becomes publicly known... Expanding HMDA to include data items such as credit scores that may be considered highly personal would likely also raise privacy concerns."[8]

[8] Ibid., p. 367.

Are the disparities different at Wells Fargo than at other lenders?
Wells Fargo's 2004 HMDA data are in line with other lenders who do a similar mix of prime and nonprime lending.

How does Wells Fargo ensure that its lending and pricing practices are fair?
Wells Fargo does not tolerate discrimination against, or unfair treatment of, any consumer. Wells Fargo is committed to equal access to credit for all, and our underwriting and pricing policies do not treat customers differently based on their race, ethnicity or neighborhood.

Wells Fargo has strong controls that govern underwriting and pricing, and it, along with its regulators, regularly reviews and monitors the adequacy of these controls. Wells Fargo's proprietary tools and processes are designed to help ensure that Wells Fargo meets or exceeds all fair lending laws and regulations.

In addition, Wells Fargo believes that financial services is one of the most regulated industries in the United States. Wells Fargo's regulators also review Wells Fargo's lending practices and have access to loan files during regulatory examinations.

Wells Fargo is keenly aware that its continued growth depends upon serving diverse customers fairly and responsibly. Wells Fargo has policies and procedures to offer prime pricing to all customers whose credit characteristics and transaction terms make them eligible. In addition, Wells Fargo has developed, and follows, a set of principles for nonprime lending, and recently updated those principles (see www.wellsfargo.com/press/20050829_nonprime.jhtml?year=2005&_requestid=59528).

In addition, Wells Fargo is committed to increasing low- and moderate-income homeownership through the development of affordable housing. To learn more about the Wells Fargo Housing Foundation, please visit the following website: https://www.wellsfargo.com/about/wfhf_oview.jhtml.

How can I get Wells Fargo's HMDA data?
To request a copy of Wells Fargo's HMDA data in Loan Application Register format, e-mail hmda@wellsfargo.com or telephone **515-213-6109**.

Where can I get more information about HMDA?
The Federal Reserve Board has information on its website, as do the Federal Financial Institutions Examination Council and the Consumer Bankers Association. Here are the links:

http://www.federalreserve.gov
http://www.ffiec.gov/hmda
http://www.cbanet.org/Issues/HMDA/HMDA.html

UNITED FOR A FAIR ECONOMY

January 25, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

RECEIVED
2006 JAN 29 PM 6:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: Proponent's response to Wells Fargo & Company letter of December 27, 2005 seeking No-Action relief on Proposal pertaining to disparities in minority lending

Ladies and Gentlemen:

In November 2005 NorthStar Asset Management, Amnesty International, the Unitarian Universalist Service Committee, The Needmor Fund, Timothy Plenk, Martha Thompson, and Margaret Rosenkrands (the "Proponents") submitted a shareholder proposal asking Wells Fargo & Company (the "Company") to prepare a report explaining the racial disparities in the proportion of its high-cost mortgage loans going to members of racial minority groups (the "Proposal"). This response is being submitted on behalf of all Proponents.

On December 27, 2005, the Company petitioned the Securities and Exchange Commission (the "Commission") seeking a "no action" letter in support of its desire to exclude the Proposal from the Company's 2006 Proxy Statement. In seeking "no-action" relief the Company cites its belief that the Proposal violate Rule 14a-8 of the Securities and Exchange Act of 1934 in three ways:

a) The Proposal has already been implemented and therefore the Proposal is "moot".
b) The Proposal deals with matters of ordinary business.
c) The Proposal is vague, indefinite and misleading.

The Proponents do not agree with these contentions and believe this issue is one of significant importance and relevance for the Company and its shareholders. Therefore the Proponents respectfully request that the Commission deny the Company's request for "no action" relief.

29 Winter Street, Boston, Massachusetts 02108 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.faireconomy.org | info@faireconomy.org
FAIR ECONOMY

Has the Company substantially implemented the Proposals request, rendering the proposal moot and excludable under Rule 14a-8(i)10

The Company contends that it has released its Home Mortgage Disclosure Act ("HMDA") data publicly as required by law, and has gone further in explaining the data on its website, thereby complying with the requests of the Proposal. That the Company has publicly released its HMDA data is not in dispute. In fact, it is this data that provokes the questions raised in the Proposal.

The Company argues that HMDA disclosures are at risk of false conclusions, especially in the arena of racial disparities. The Proponent's couldn't agree more and that is the basis for offering this Proposal, to invite the Company to explicitly address that which has the potential to be quite confusing and to risk damage to the Company's reputation.

In reading the Company's explanations of its HMDA data disclosed on its website, the Proponent believes the Company's explanations are vague and inadequately inform the reader. As the Company notes, the Federal Reserve has explained that two-thirds of the difference in the rate of high-priced loans between whites and non-whites can be explained by differences in the group's distributions of income, loan amounts, other borrower related characteristics and choice of lenders. The Federal Reserve leaves open the question of how to explain the other one-third of the disparity. This is the question the Proposal asks the Company to address. The Company's website provides only shallow reassurances: " Although risk factors are not included in HMDA data, they explain virtually all of the differences in pricing between Wells Fargo loans that are reportable under HMDA and those that are not." The Company offers no further explanation of what those risk factors are nor how each explains the unaccounted for disparity, asking shareholders instead to essentially "trust us."

The Company points to its leadership in making loans in communities of color. Again, this fact is not in dispute. However, while the Company sees this fact as a sign of leadership, the Proponents view it as a potential "red flag." The Proponents recognize that the Company is channeling significant capital to minority neighborhoods, but on what terms and is this capital provided in ways that help create wealth, or in ways that strip equity from those who are already struggling economically? HMDA data does not answer that question, shareholders need additional information and interpretation, such as that requested in the Proposal.

The Company's lending policies and record on fair lending issues has been the subject of significant public scrutiny and legal actions. The Company is facing two large class action lawsuits in California and Illinois alleging among other things, steering minority borrowers into high-cost loans, not justified by their credit scores. State regulators in Louisiana, New York and California have also launched or sought to launch investigations into the Company's fair lending records. Fair lending concerns were also a major issue on the minds of shareholders at the Company's 2005 annual meeting. Several low-income minority borrowers of the Company brought their concerns to the assembled shareholders. While the Company's Chairman presiding over the meeting, denied the Company had any problems and encouraged assembled shareholders to listen to the borrower's stories with skepticism, after the meeting the Company sought to redress the alleged abuses. In one instance, profiled in the September 2005 cover story in the widely read *Bloomberg Markets* magazine, borrower Cecelia Campillo had about $8,000 in fees refunded following the meeting. (See, "The Maverick" Bloomberg Markets, September 2005 for this story and documentation of other regulatory actions, appendix A) Another borrow an African-American man named Terrance Harmon, told his story of wrongfully brought foreclosure proceedings, offering his cancelled checks as proof of his claim. The Company's chairman asked Mr. Harmon, who had waited his turn in line and was abiding by all the rules of the meeting, to "sit down and stop bothering shareholders with your personal problems." In the days after the meeting, the Company suspended foreclosure proceedings against Mr. Harmon and his wife.

This climate of denial that any fair lending issues exist, followed by individually addressing aggrieved parties claims when they are brought into the public spotlight does not provide shareholders with a high degree of confidence in the Company's explanation that unnamed risk factors explain virtually all of the disparities between whites and non-whites in the granting of high-cost mortgages.

The Proponents respectfully request that the Commission find that the Company's disclosures to date do not address the request made in the Proposal and therefore the Proposal is not "moot" and excludable.

Is the proposal a matter of ordinary business?

The Company contends that the Proposal is a matter of ordinary business and cites a series of precedents that the Proponents believe are extraneous to the issue. The Proposal does not seek to change policy as is the issue of Bank of America (March 7, 2005), nor does it seek to have a policy stated as it reflected in the various other precedents cited several of which are more than 14 years old and have been updated in more recent clarifications of Rule 14a-8.

The issue of racial discrimination in lending is not a matter of ordinary business but one both of broad social concern, as witnessed by the Federal Reserve's statements on the subject. It is of particular concern for shareholders of financial institutions engaged in sub-prime lending, as indicated by settlements at Citigroup, Household International and most recently Ameriquest, which have collectively cost shareholders more than $1 billion, resulted in significant changes to corporate lending policies and done unquantified damage to corporate reputations.

In addition to the excerpts of the Federal Reserve's report on HMDA data cited in the Company's December 27, 2005 letter to the Commission, other Federal Reserve officials have spoken clearly about their concern. In a November 18, 2005 speech to the Epsilon Boule Fraternity for African-American Leaders Federal Reserve Vice Chairman Roger W. Ferguson, Jr. devoted more than half of his speech to exploring questions concerning discrimination in lending.

Vice Chairman Ferguson expressed his concern about the unexplained disparities as follows:

> " Despite the limitations of the data, they do tell us something significant about the racial gap in the rate of receiving higher-priced loans. They tell us that a major reason that black and Hispanic borrowers are much more likely than non-Hispanic white borrowers to obtain higher priced mortgage loans is the simple fact that black and Hispanic borrowers are much more likely to obtain mortgage loans from institutions that tend to specialize in higher-priced, or subprime, lending.
>
> On one hand, this segmentation of the market may reflect objective differences among borrowers in product preferences or in the sort of indicators of credit risk, such as credit scores, that I have just explained are not included in the HMDA data. On the other hand, the segmentation many be more troubling. Lenders that focus most of their business on prime or lower-rate lending may be either less willing or less able to serve minority borrowers or neighborhoods. An equally troubling possibility is that the segmentation may stem, at least in part, from a steering of borrowers to lenders that charge higher prices than the credit characteristics of borrowers warrant." (Ferguson, Federal Reserve Board, November 18, 2005, Appendix B)

Charging borrowers a higher price for credit based on which door of the company a borrower walks through, rather than on their credit worthiness that Vice Chairman Ferguson worries about has been one of the historical charges leveled at the Company by it fair housing critics. It is also one of the claims of the two pending class action suits against the Company. Over the last three years Citigroup, Household International and Ameriquest settled fair lending complaints for $200 million, $494 million and $325 million, respectively. In addition to these significant expenditures of shareholders, each of these companies faced significant changes in their lending policies and negative publicity associated with their behavior. The controversies that have continued to surround the Company are substantially similar to those of Citigroup, Household International and Ameriquest before them. The Company's resistance to discussing racial disparities pertaining to high-cost lending privately in response to shareholder questions, or in their contention to the Commission that these questions are not an appropriate matter for shareholder action is troubling.

Lastly, the Company seeks to dismiss the concerns of the Proposal as ordinary business by pointing to a number of precedents dealing with environmental disclosure resolutions. The Proposal is not one asking the broad universe of corporations about something that may or may not be a central issues to the conduct of the Company's business, but instead is a Proposal focused strictly on a sub-segment of an industry in which the Company is both a leading player and a source of significant controversy. The Proposal does not ask the Company to provide a range of data that may or may not respond to the company's business as the cited precedents do, but instead to explain the particular data generated by the Company's polices and the implementation thereof.

The questions posed in the Proposal are not ones of micromanaging, but instead are matters of broad public policy concerns, concerns shared by officials of the Federal Reserve Board, among others. They are also issues of particular importance to lending institutions that derive a material amount of their revenue from sub-prime lending. Therefore the Proponents request that the Commission not find the Proposal a matter of ordinary business.

Is the Proposal vague, indefinite and misleading?

The Company contends that the Proposal is vague, indefinite and misleading, both in some of the supporting statements and in the particular request made of the Company?

The Company contends that the phrase "racial wealth divide" is subjective and subject to misinterpretation. The Proponent's believe the argument that on average, white families have greater wealth than families of color, is broadly understood, so much so that Federal Reserve Vice Chairman Roger Ferguson uses the phrase "racial gap" or racial divide" throughout his speech (Appendix B). Information on this racial wealth divide is readily available to curious shareholders via the Internet or public libraries, from respected sources ranging from the Federal Reserves' Survey of Consumer Finance to the US Census Bureau. The topic is also well dealt with by the nation's newspapers, particularly at times when new government data is released.

The Company also objects to the request that it explore the extent to which general social factors explain a portion of disparities observed between high cost loans to whites and people of color. This question was offered as a means of suggesting that the Proponents acknowledge that not all of the disparity is explained by the Company's lending policies. The Proponents take the Company at its word that it cares about the general welfare of its customers and the communities that it serves. The Proponent further knows that the Company has one of the most active and involved lobbying efforts in the banking industry and uses its political clout in wide-ranging matters of public policy. That said, the Proposal invites the Company to offer publicly its ideas and suggestions for public policies that would enhance home ownership opportunities for all who call the United States home. While the Proponents intended this as a positive invitation to the Company to engage this question and demonstrate its leadership in helping people own homes, if the Company has a different view, it is free to say to shareholders that it prefers not to comment on matters of public policy. The Company may not like the question being posed, but this does not make it confusing, or excludable.

Finally, the question of public policy is intentionally open-ended, offering the Company wide latitude for response. The Proponents do not wish to micromanage or to be proscriptive on the potential solutions to the disparities under consideration. The Proponents have a genuine curiosity about their Company's ideas about enhancing social welfare, for businesses exist both to generate profits and to serve the society that created them.

If the Commission staff believes that particular language is vague, indefinite or misleading the Proponents would be happy to amend the Proposal in line with the Commission's suggestions.

Conclusion

The Proponents have offered this resolution to seek clarifying information on a significant matter of public policy, where both the existing HMDA data and the Company's vague and indefinite additional explanations do little to address the potential for confusing conclusions about the observable disparity in high costs loans between white borrowers and borrowers of color. The Proponent's believe that both the Company's HMDA data and on-going controversies surrounding the Company's lending practices make the information requested by the Proposal useful in assessing the specific risk faced by the Company's shareholders. Shareholders of peer companies facing similar

The Proponents request that the Commission not find the Proposal "moot", a matter of ordinary business, or vague, indefinite or misleading and therefore deny the Company's request for "no-action" relief, thereby allowing shareholders to continue their important conversation on this subject that was begun at last year's shareholder meeting.

In accordance with Rule 14a-8(j), six additional copies of this letter, including appendices, are enclosed. Additional copies of this letter and appendices are being sent to Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, outside attorney for the Company, and Kerri Klemz, Senior Counsel of the Company.

Very truly yours,

Scott Klinger

Scott Klinger
United for a Fair Economy
On Behalf of the Proponents

cc:
Ronald O. Mueller, Gibson, Dunn and Crutcher LLP
Kerri Klemz, Wells Fargo & Company
Julie Goodridge, NorthStar Asset Management
Mila Rosenthal, Amnesty International
Mary Lania, Unitarian Universalist Service Committee
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Margaret Rosenkrands
Timothy Plenk
Martha R. Thompson

APPENDIX A

Bloomberg Markets
September 2005

◆ As Cecilia Campillo stood before Wells Fargo & Co.'s directors and about 275 stockholders on April 26, she was choking back tears. Campillo, 66, a former office manager who lives in Tucson, Arizona, said that Wells Fargo had fleeced her family by charging $8,400 in fees and an 11.7 percent interest rate to refinance a $75,300 mortgage. Addressing Chief Executive Officer Richard Kovacevich at the bank's annual meeting in San Francisco, Campillo said the loan's terms were so burdensome that she feared losing her house. "Your lending practices strip people of their dreams," she said, using a microphone in the audience. "It's time to change your policies and end predatory lending." Kovacevich, 61, replied that Wells Fargo doesn't take advantage of its customers and then moved on to the next speaker.

A banker who helped introduce the automated teller machine in the 1970s and revolutionized retail banking in the '80s and '90s, Kovacevich usually receives praise at annual meetings, not stinging criticism. At Minneapolis-based Norwest Corp. and then at Wells Fargo, Kovacevich pioneered so-called cross selling by plying checking account customers with an array of offerings, including home mortgages, home equity loans and his latest push, mutual funds. Wells Fargo sells an average of almost five such offerings per customer, about double the industry average.

"Dick has done a fantastic job for Wells Fargo shareholders, and I'm delighted that Berkshire is one of them," Warren Buffett, CEO of Omaha, Nebraska-based investment company Berkshire Hathaway Inc., wrote in an e-mail. "He has grown revenue at a rate unmatched by any of the giant banks, and all of his operating policies make enormous sense."

Wells Fargo has produced a 13 percent compound annual growth rate in revenue during the past 10 years. Second quarter net income rose to $1.91 billion, or $1.12 a share, from $1.71 billion, or $1, a year earlier. As of

By Edward Robinson

THE MAVERICK

Wells Fargo CEO [illegible] defies rivals who say retail banking doesn't pay—and dismisses claims that he pads profits by gouging poor customers.

PHOTOGRAPH BY [illegible]

The subprime lending unit is Wells Fargo's fastest-growing division, with profits having soared 178 percent since 2002.

March 31, Berkshire Hathaway held 56.4 million Wells shares, or 3.3 percent of the company's shares outstanding, making it the bank's third-largest stockholder, after London-based Barclays Bank Plc, with a 4.6 percent stake, and Boston-based Fidelity Investments, with 3.7 percent, according to data compiled by Bloomberg.

In a 30-year maverick career, Kovacevich has pursued his own agenda in defiance of industry trends and Wall Street's expectations, says Scott Kisting, an executive vice president who worked for Kovacevich at Norwest from 1990 to '97. "He's not afraid to tell the analysts to go to hell," says Kisting, 58, who's now retired. Kovacevich has shunned the empire-building ways of peers such as Sanford Weill, chairman of Citigroup Inc.; William Harrison, CEO of JPMorgan Chase & Co.; and Hugh McColl, former CEO of NationsBank Corp. and its successor, Bank of America Corp. Those men have challenged Wall Street titans like Goldman Sachs Group Inc. and Morgan Stanley by assembling so-called universal banks that offer clients securities underwriting and merger advice in addition to loans and credit lines.

Not Kovacevich. He remains an unwavering champion of retail banking, managing more than 3,097 branches in 23 states—a network three times larger than Citigroup's. Even though Kovacevich (pronounced koh-VA-seh-vich) runs the fifth-largest U.S. bank, with $435 billion in assets, he's chosen to be the odd man out on Wall Street. "Wells doesn't want to be a universal bank," says Ray Soifer, chairman of Soifer Consulting LLC, a Ridgewood, New Jersey–based management consulting firm. "It sticks to businesses it's good at."

Kovacevich's single-mindedness has paid off: Since becoming CEO in March 1993, he's delivered to stockholders an average annual return of almost 17 percent, including reinvested dividends. By comparison, the Standard & Poor's 500 Financials Index, which consists of 82 companies, including Bank of America, Citigroup and Wells Fargo, has delivered an average annual return of 14 percent. In the past five years, Wells's earnings per share have jumped 76 percent, to $4.15 in 2004 from $2.36 in 2000, compared with a 17 percent drop at Bank of America. This year, Wells stock has slipped 0.6 percent, to $61.55 on July 12 from $61.91 on Jan. 3. In 2004, Wells paid Kovacevich $29.7 million in salary, bonuses and stock options, according to company filings.

Even as stockholders applaud, some Wells Fargo customers say the bank profits from abusive lending practices. Wells Fargo Financial, a Des Moines, Iowa-based division that offers mortgages and other loans to so-called subprime borrowers with poor credit records, has come under fire from customers who say it saddles them with unfair loan terms. On mortgage refinancings, Wells's loan officers have imposed "prepaid finance charges," fees for processing the loan, that amounted to more than 10 percent.

For example, Innocente and Aurora Cortazar, Mexican immigrants who own a home near Los Angeles, paid $19,635 in fees to refinance a $168,468 mortgage at an 8.9 percent annual interest rate in 2002. They're suing Wells Fargo in state court in San Francisco, alleging they weren't properly informed that the fees, amounting to 11.7 percent of the loan, were going to be so high. "Wells is not telling people the true cost of the loan," says Niall McCarthy, the Cortazars' lawyer. Wells counters that the bank always discloses loan terms to borrowers and that the couple's suit is without merit. In 2003, Wells joined most other subprime lenders in lowering finance charges to a maximum of 4 percent of the total loan after consumer advocates and federal and state regulators pressed the industry to lower fees.

The Association of Community Organizations for Reform Now, a nonprofit group based in New Orleans that lobbies against predatory lending, has waged a two-year campaign to force the bank to change its lending practices. The group has staged demonstrations in front of Wells Fargo's headquarters and has lobbied state officials to probe the bank. Acorn worked with another advocacy group, Boston-based Responsible Wealth, to arrange for a Wells stockholder to make Campillo her representative at the annual meeting in April. In May, David Kvamme, president of Wells Fargo Financial's U.S. consumer unit, sent Campillo and her husband, Abelardo, a letter that said he had reviewed their loan. Wells refunded about $8,000 in fees, Campillo says.

In a 33-page report released in March 2005, Acorn said Wells Fargo targets minority neighborhoods for subprime loans and charges borrowers higher interest rates than warranted by their credit records. After analyzing publicly disclosed lending data for 592,000 refinance loans made in 42 metropolitan areas in 24 states, Acorn said one of every five refinancings made by Wells Fargo Financial is in predominantly minority neighborhoods. Wells Fargo Home Mortgage, the bank's unit that offers prime loans to consumers with good credit ratings, made one of 20 loans in minority neighborhoods, Acorn said. "Most people go to Wells Fargo thinking this is a great bank and believing they are going to get a great deal, and they don't have any idea they will become victims to lending abuse," says Maude Hurd, Acorn's national president.

Wells Fargo offers subprime and prime loans to customers based solely on their credit ratings, which largely track consumers' histories of paying back debts, Kovacevich says. "We are responsible lenders, and we price for risk;

we don't price for race," he says. "We don't do predatory lending. And the American consumer is better off that we take that risk. We just have to get paid for it." Mark Oman, group executive vice president of the home and consumer finance units, including Wells Fargo Financial, adds, "We fundamentally disagree with what Acorn has alleged."

Wells Fargo Financial is the smallest of the bank's three divisions, generating $507 million of the company's total $7 billion in net income in 2004, or about 7 percent. The subprime unit, which runs outlets in 48 U.S. states, Guam, Puerto Rico, Saipan and Central America, is also the bank's fastest-growing division, with profit having soared 178 percent since 2002.

The wholesale banking division, which caters to mid-size companies with annual revenue of $10 million–$1 billion, produced a 40 percent rise in net income. And the community banking unit, which oversees the retail network, posted a 21 percent increase. Last year, the retail unit accounted for 71 cents of every dollar of Wells Fargo's total net income, and the corporate arm chipped in 23 cents. The bank's revenue rose 6 percent to $30 billion last year from $28.4 billion in 2003. Wells Fargo Financial's profit should contribute a larger share of the bank's bottom line in the years to come, Oman says.

Regulators across the U.S. have been probing Wells Fargo's lending practices. On May 2, 2003, the California Department of Corporations, which oversees stockbrokers and consumer finance firms, revoked the license of Wells's home mortgage unit indefinitely after finding that it had overcharged customers. The next week, the U.S. District Court in Sacramento ruled that the Office of the Comptroller of the Currency (OCC), which oversees national banks, has proper authority over Wells's home mortgage unit, not the state of California. Wells continues to offer mortgages in its home state.


150 Wells Fargo stock price
S&P 500 Financials Index
125
100
1/31
7/12
Index: Jan. 31, 2002 = 100. Source: Bloomberg

On June 7, 2004, Louisiana Attorney General Charles Foti issued a civil investigative demand directing Wells Fargo to produce loan documents in connection with 19 customers who had alleged predatory lending. On June 11, 2004, Wells sent state officials a letter stating that, though its loans "complied with all applicable state and federal law," it was refunding some finance charges to customers. In April, New York Attorney General Eliot Spitzer's office sent letters to HSBC Holdings Plc, Citigroup, Wells and five other banks asking for lending data as part of an inquiry into whether they had violated the civil rights of minorities by charging excessive interest rates and fees. On June 16, the OCC and the Clearing House, a 152-year-old trade association in New York that represents commercial banks such as Wells, filed separate lawsuits asking the U.S. District Court in Manhattan to block Spitzer's inquiry. Both complaints argue that his office lacks the authority to regulate national banks, a contention Spitzer rejected in a statement issued on June 17.

Investors are wary of the "headline risk"—the damage that a predatory lending fiasco could do to Wells Fargo's stock, says Thane Bublitz, a money manager at Thrivent Financial for Lutherans in Appleton, Wisconsin. Citigroup, which struggled last year with regulatory scandals in Japan and Europe and paid the U.S. Federal Reserve a $70 million penalty for misleading subprime borrowers, has seen its stock slide 6 percent since Jan. 2, 2004, compared with a 5 percent gain in the S&P 500 Financials. "It's definitely a serious issue for Wells, but I think they do take it seriously," says Bublitz, whose firm held 841,000 Wells shares as of March 31.

Meanwhile, Kovacevich faces another challenge: the potential collapse of the soaring residential real estate market. Outstanding mortgages have jumped 56 percent in the past five years, to $7.5 trillion in 2004 from $4.8 trillion in 2000, according to the Federal Reserve. Having underwritten $298 billion in home loans last year, Wells Fargo was the No. 2 mortgage lender, after Calabasas, California–based Countrywide Financial Corp., according to Inside Mortgage Finance Publications. Wells is the No. 1 underwriter of home equity loans, with $54 billion in loans outstanding at the end of the first quarter. About 20 percent of Wells's earnings stem from home mortgage and equity lending.

In May, the Fed's Board of Governors joined the OCC and three other federal agencies in issuing a warning that the home equity loan market may be overheating and that lenders should take steps to protect themselves if defaults rise. Harvey Rosenblum, executive vice president and director of research at the Federal Reserve Bank of Dallas, cautions that a real estate bust would hurt even the strongest banks by slowing down lending and hindering the ability of borrowers to service their debts. "It's happened in the past, and it can happen again," Rosenblum says.

Investors say Wells Fargo's exposure to a meltdown in the home real estate market is worrisome. "That's a business that might haunt them," says Thomas Russo, a partner at Gardner Russo & Gardner, an investing firm in Lancaster, Pennsylvania, that holds 2.2 million Wells shares.

Joe Morford, an analyst at RBC Capital Markets in San Francisco who's covered Wells Fargo for more than a decade, says Kovacevich has steered the bank through tough cycles before. By deriving income from 84 different business lines organized under its three divisions, the bank can absorb a hit to the mortgage market, Morford says. A 19 percent jump in retail banking net income in the first quarter, for example, helped Wells overcome declines in its other two divisions and post a 5 percent increase over the first quarter of 2004. "They have so many different levers to pull to meet the numbers," says Morford, who has an "outperform" rating on Wells shares. "Mortgages are a bigger business for it now, but they are by no means driving the ship."

Howard Atkins, Wells Fargo's chief financial officer, says the bank's cross-selling strategy further insulates it from the vagaries of economic cycles. At an investors conference in Seattle on May 3, he said that selling services to existing customers generated 80 percent of the bank's 2004 revenue growth. "Frankly, it doesn't matter what the economy is doing when you take business away from your competitors," Atkins said.

Richard Bove, an analyst at Punk Ziegel & Co., a New York-based investment bank and research firm, says the economy does matter. The Fed's increase of its target rate for overnight bank loans to 3.25 percent in June from 1 percent in June 2004 is already having an impact: In 2004, Wells Fargo recorded a $539 million gain in fees from new mortgages compared with a $3 billion gain in 2003, according to its 2004 10-K filing with the U.S. Securities and Exchange Commission. The company blamed the 82 percent drop-off on rising interest rates and lower consumer demand. "It will have to prove that its cross selling will offset what should be a significant decline in income from mortgages," says Bove, who's based in Pinellas Park, Florida, and has a "market perform" rating on Wells shares. "That's going to be the big test in the next 12 months."

Kovacevich rules Wells Fargo from a 12th-story office in its headquarters in San Francisco's financial district, just off California Street and its famous cable car line. The building stands on the site where Henry Wells and William Fargo, partners who ran a stagecoach line, founded the bank in 1852 to deposit the gold that prospectors mined in the Sierra Nevada mountains during the California gold rush. A museum occupies the ground floor, displaying gold pans, ore carts, brass scales and a wooden stagecoach that's long served as the bank's corporate logo. Upstairs, in the executive suite on the 12th floor, the walls are adorned with paintings of Yosemite National Park and other wilderness scenes celebrating the American West. To promote open communication, none of the offices, including Kovacevich's, has doors.

Inside the CEO's office, a panoramic painting of the Grand Canyon in Arizona hangs on one wall. Next to Kovacevich's desk, a credenza holds photos of his wife, Mary Jo, and their three children and three grandchildren. A shelf is crammed with memorabilia and photos from his career, including a picture of Kovacevich posing with one of his heroes, Margaret Thatcher, the U.K.'s prime minister from 1979 to '90. Kovacevich says he admires how Thatcher addressed the U.K.'s woeful economic condition in the '80s by privatizing state-run industries and


Wells Fargo's net income, 2004:
$7 billion
Retail banking: 33%
Home mortgage, home equity: 20
Investments, insurance: 15
Specialized lending: 14
Corporate banking: 7
Consumer finance: 7
Commercial real estate: 4

Earnings are based on normalized historical averages. Source: Company reports

curtailing the power of trade unions. "She had principles and vision and never strayed from it," he says.

Kovacevich often dresses in a banker's classic uniform: starched white dress shirt, crimson necktie and a navy blue, pin-striped suit. Yet the 6-foot-3-inch CEO, with his square jaw and high forehead crowned with a wave of dark brown hair, looks more like a retired professional athlete than a banker. And he almost was a pro ball player; he was a star pitcher on his high school baseball team in Enumclaw, Washington, and was approached by Major League Baseball's New York Yankees. He turned down their offer and enrolled at Stanford University in Stanford, California, on an athletic scholarship. After tearing the rotator cuff, a group of muscles, in his throwing arm, he decided to forgo baseball. He earned B.S. and M.S. degrees in industrial engineering and in 1967 graduated with an MBA, tied for first in his class.

Richard Marco Kovacevich was born on Oct. 30, 1943, in Tacoma, Washington. He was raised in Enumclaw, a lumber town about 45 miles southeast of Seattle, where his father worked in the sawmill. After graduating from Stanford, Kovacevich took a job on the mergers and acquisitions team of General Mills Inc., the Minneapolis-based consumer food giant that makes Cheerios cereal. He advanced rapidly, and in 1971, he was appointed general manager of the company's Kenner toy subsidiary. Under Kovacevich, who was then only 28, the unit unveiled Baby Alive, a doll that simulated an infant feeding, and SSP racing cars that shot across the floor when a rip cord was pulled. Both became top sellers. "That's where I developed my sales knowledge," he says.

By 1975, Kovacevich had grown restless. Citibank's CEO, the late Walter Wriston, was a General Mills director and had followed Kovacevich's career. Wriston, who was to become Kovacevich's mentor, planned to make Citibank as dominant in consumer banking as it was in corporate bank-

Investors say Wells's exposure to a potential meltdown in the home real estate market is worrisome.

ing. Intrigued, Kovacevich met with John Reed, another wunderkind who, at 36, was the youngest senior vice president in Citibank's history. Kovacevich accepted a job as head of the domestic division's consumer unit, which encompassed 250 retail branches outside of New York City, a finance company and a mortgage lender.

In 1977, Kovacevich was running the 273-branch network in New York City as Citibank began rolling out its first generation of ATMs. Even though the New York unit was losing $100 million annually, Reed insisted that Citibank develop its own ATM software and cash machines, Kovacevich says. Considering that move too expensive, he says he urged Reed to buy existing hardware and technology instead, to no avail. Reed declined to be interviewed for this story.

Facing a steep hike in fixed costs with no offsetting revenue growth, Kovacevich realized that to make the unit profitable he would have to increase revenue, which was stagnant, at least 20 percent a year. That wouldn't be easy because most of Citibank's revenue stemmed from checking account fees, and the firm already commanded a third of the New York market. "I said, 'So everyone in New York has to be a Citibank customer before we make any money?'" Kovacevich says. He decided that Citibank had to boost marketing efforts for other products such as loans, credit cards and mortgages to its checking customers. And it had to train its loan officers and sales representatives to promote more than checking. "That's where this cross-selling idea came in," Kovacevich says. By 1980, the New York unit was producing $120 million in annual profit.

Kovacevich was poised to succeed Reed, who became Citicorp CEO in 1984, as head of the entire U.S. retail bank. Kovacevich says he and Reed clashed over long-term strategy. While Kovacevich believed branch banking was the best way to reach new customers and grow sales, his boss said ATMs and debit and credit cards were the future. "John Reed told me when I first came to Citibank that in 10 years, none of these branches would exist," Kovacevich recalls. "I said, 'Maybe you're wrong. I don't see any sign of that, John, thank you very much.'"

In 1985, Reed picked Richard Braddock, a former marketing manager at General Foods Corp. who had joined Citibank in 1973, over Kovacevich as head of the retail bank. Disappointed, Kovacevich quit. "I don't blame him for deciding to have one person running the consumer businesses," he says. "I disagreed with who that person was."

Norwest CEO Lloyd Johnson, now 75, persuaded Kovacevich to return to Minneapolis in March 1986 as the bank's chief operating officer and vice chairman. A commercial bank and consumer finance company in five Midwestern states, Norwest was in bad shape. It had almost $1.5 billion in nonperforming corporate loans and mortgages on its books—9 percent of its total assets. "They weren't bright days," says Kenneth Murray, 67, an executive vice president at Norwest and then Wells Fargo from 1983 to '99. The bank later sold off or charged off its bad loans.

From the outset, Kovacevich exuded confidence and decisiveness as he repaired Norwest, says John Stumpf, group executive vice president in charge of Wells Fargo's community banking division. "Dick has very bright lines between what's right and what's wrong," says Stumpf, who has worked with his boss since 1986. "There is no gray when it comes to Dick."

With Johnson's blessing, Kovacevich applied his cross-selling approach at Norwest. He urged his deputies to push offerings that produced fees. One of the surest producers of fee-driven income was Norwest Financial, the bank's subprime consumer loan unit in Des Moines, which contributed 25–30 percent of the bank's earnings in the early 1990s. "Norwest Financial was about the only division putting money up," Murray says.

At a meeting with deputies in 1987, Kovacevich took out a piece of paper and drew a horizontal axis, where the bank's offerings should be listed, and a vertical axis, where the bank's corporate customers should be listed, recalls James Campbell, 63, head of corporate lending at that time. Holding it up, he instructed the executives to mark boxes showing how many services a customer was buying from Norwest. If a customer didn't have a mark next to a particular offering, the bank's staff should sell it to the customer, Kovacevich told them. "This isn't rocket science," he said.

Kovacevich also imbued Norwest with the sales culture of a retailer rather than a bank. He dubbed employees "team members" and called branches "stores." He visited Norwest's branches across the Midwest, explaining his cross-selling program to managers and loan officers. While visiting a branch in Sioux Falls, South Dakota, he made a company video showing him standing next to a cow to demonstrate that he was in farm country. As Kovacevich looked at the camera and exhorted employees to sell, the cow heeded the call of nature. Kovacevich shook his head and laughed and distributed the video to branches anyway.

In 1993, Kovacevich became CEO of Norwest, and two years later, chairman. By 1997, his efforts were producing solid results: Norwest's noninterest income almost doubled to $3 billion from $1.6 billion in 1993 compared with a 70 percent rise in interest income. The bank's market capitalization almost quadrupled to $29.4 billion from $7.5 billion. RBC Capital's Morford says Kovacevich's hardball sales culture drove the performance. "Sometimes it can get kind of hokey, but it does get everyone rowing together," Morford says.

Throughout his tenure, Kovacevich had avoided what analysts call the "transformative acquisition," a blockbuster, multibillion dollar deal that can change a company's corporate culture and direction. Kovacevich favored buying privately held banks that pushed Norwest into new territories, such as Colorado and Texas, and consumer finance companies that increased Norwest Financial's customer base. The deals were usually so small that terms weren't disclosed. Unlike serial acquirers such as Sandy Weill, who in 1998 was assembling what would become Citigroup, Kovacevich didn't buy companies and strip out costs by firing employees. Rath-

DAVID PETERSON/THE DES MOINES REGISTER AND TRIBUNE COMPANY

er, he tended to add expenses as he hired loan officers and opened new branches, Murray says. "What difference does it make if you eliminate 1,000 jobs?" Murray says. "The idea is to keep the people and give them more tools to sell more stuff to more people."

In 1998, Kovacevich did start thinking big, at least for one deal. Wells Fargo, California's oldest bank, was having difficulty digesting First Interstate Bancorp, a Los Angeles–based company Wells had bought in a $13.2 billion hostile deal in 1996. Wells botched the integration of its computerized account system with First Interstate's and lost deposits and loan payments for thousands of customers, according to its 1997 10-K filing. Customers fled, and deposits dropped 10 percent to $68 billion in 1997 from $76 billion in '96.

Wells Fargo CEO Paul Hazen sought a suitor, and Kovacevich, eager to add Wells's 956 branches in California, Arizona and eight other Western states to his 930-branch network in 16 Midwestern states, jumped on a deal. On Nov. 3, 1998, Norwest, the ninth-largest U.S. bank, with $104 billion in assets, closed its purchase of Wells Fargo, the No. 10 bank, with $93 billion in assets, for $32.6 billion in stock. Norwest adopted Wells's name and moved its headquarters to San Francisco.

efore his big merger, Kovacevich had avoided a blockbuster eal that could alter the corporate culture.

Meanwhile, Kovacevich's competitors were racing to exploit the U.S. government's reversal in 1998 of the Glass-Steagall Act of 1933, which had barred commercial banks from investment banking. First Citigroup and then J.P. Morgan & Co., Bank of America and Wachovia Corp. started expanding their stock brokerages and acquiring investment banks.

Kovacevich remained wary of Wall Street. He feared that investment banks, with their zealous pursuit of trading profits and reputation for cutthroat competitive tactics, wouldn't mesh with Wells Fargo's Main Street–oriented ways. "I felt strongly that the culture of investment banks was so different from this culture that they were incompatible," he says. "Investment banks are transaction oriented; we're relationship oriented. They're a star system; we're a team. Everything about it is a totally different way of doing business than how we do business."

There's the annual sales conference, for example. The tradition began in 1988, when the bank flew more than 300 employees to a luxury resort in Scottsdale, Arizona; as they stepped off the bus from the airport, Kovacevich and his deputies greeted and thanked each employee with a handshake, a ritual still observed today.

Over the next 17 years, the sales conference has swelled to 1,300 deserving employees. They spend four days attending strategy meetings and partying at buffets, luaus and a rally that resembles a political convention. At the most recent meeting, in Honolulu, in May, the employees wore aloha shirts. Knocking together thunder sticks and shaking maracas, they hooted and cheered as Kovacevich, dressed in black and sporting wraparound sunglasses to impersonate Bono, lead singer of the rock group U2, lip-synched the song "Beautiful Day." At a banquet two nights later, Kovacevich implored employees to stay true to Wells's strategy: "How do we measure success at Wells Fargo? It all comes down to one word. I'm sure you all know what that one word is. It's *revenue*."

Instead of plunging into investment banking, Kovacevich concentrated on what he knew best: retail banking and lending to consumers. In California, Norwest Financial, now dubbed Wells Fargo Financial, expanded into the nation's largest mortgage market. It wasn't long before it was embroiled in a two-year litigious war over its lending practices with California's Department of Corporations.

Like many subprime lenders, Wells Fargo Financial sends $500 to $3,000 "live checks" to prospective customers through the mail. Also called "draft loans," they look like checks and are activated as loans after they're cashed or deposited, most with annual interest rates of 11 percent and higher. In 2001, the Department of Corporations alleged that live checks sent to 15,000 customers failed to disclose about $533,000 in total finance charges. Wells assured regulators it would make refunds and fix the problem, yet the next year, examiners found that the company was overcharging the same customers again a total of $338,000.

In January 2003, the department asked a state court in Sacramento to fine Wells Fargo Financial $39 million. "Many of the people who cash 'instant loan checks' that they received unsolicited in the mail are already financially strapped enough without being overcharged," Demetrios Boutris, the department's commissioner, said in a statement. The case is pending. Wells spokeswoman Janis Smith says the bank is in settlement discussions.

The department also alleged that Wells Fargo's home mortgage unit was overcharging customers $104–$477 each by starting interest on their loans one to five days before they were filed with a county recorder's office, a violation of state law. It ordered the firm to conduct audits of all of the residential mortgage loans it made in California in 2001 and 2002. Wells resisted, and in January 2003, it argued in a lawsuit that under federal law, it was entitled to collect interest the day the borrower received the loan, not when it was recorded. The bank further contended that its practices were subject to regulation by the OCC, not state officials. The Department of Corporations fired back by revoking Wells's home mortgage lending license.


Wells Fargo's increase in net income, by division; 2002-04
Consumer lending (2004 net income, in billions: $0.5)
178%
40
21

Source: company reports

back its more-aggressive lending policies. "Wells is very far behind in terms of acknowledging problems," says Jordan Ash, coordinator of Acorn's campaign against the bank. "It hasn't adopted the best practices that others have."

In May 2003, U.S. District Judge Garland Burrell ruled in favor of Wells Fargo, finding that federal law pre-empted the state law. Kovacevich railed at then Governor Gray Davis in a letter sent that month. "The damage done to a responsible California-headquartered company by the department's conduct cannot be easily undone," he wrote. "California's reputation as an anti-business state is richly deserved." The state appealed Burrell's decision to the U.S. Ninth Circuit Court of Appeals. Both sides are now negotiating a settlement to the case, a person familiar with the litigation says. The OCC, which filed a brief supporting Wells's case, declined to comment on whether it investigated the state's allegations.

Wells Fargo Financial uses other means besides live checks to attract new subprime customers. In the 1990s, it offered high-interest, unsecured loans. As more subprime borrowers obtained credit cards in the past five years, Wells Fargo Financial switched to offering asset-based loans, usually secured by borrowers' homes. It now draws new subprime customers by offering to consolidate all of their debt, from credit card balances to mortgages, into one monthly payment. The company uses telemarketers and direct mail advertising to reach borrowers. When shoppers use zero-interest, 12-month term financing to buy furniture or home entertainment systems from retailers, Wells often buys those loans wholesale. It then offers those new customers debt-consolidation plans.

Some customers object to Wells Fargo's efforts to push new debt on them even as they're struggling to service existing loans. Maria Bonilla, 47, a social worker and single mother in north Philadelphia, paid off more than $21,000 in credit card balances by consolidating her debt with a $31,532 loan from Wells Fargo Financial secured by her home. No sooner had she closed the loan than Wells sent her the last thing she wanted—a new credit card. "I cut it up in pieces," says Bonilla, who cleans offices at night to make ends meet. "Now they call me asking why I don't use it."

Acorn has asked Wells to work with it to change its lending methods. In September 2004, Citigroup's subprime arm, CitiFinancial, entered into a partnership with Acorn to scale back its more-aggressive lending policies.

Kovacevich dismisses an alliance with Acorn. "We know how to lend," he says. "We don't know what a partnership brings, other than maybe getting someone off your back and being a great PR move."

Consumer advocacy groups also lambaste Wells for providing revolving credit lines to so-called payday lenders, finance companies that advance borrowers $100–$500 against their paychecks for fees that typically run at 390 percent annual interest rates. Offering loans through more than 20,000 storefronts across the nation, payday lenders are a modern form of loan sharking that preys on the working poor, says Jean Ann Fox, director of consumer protection at the Consumer Federation of America in Washington. Payday lenders cluster around military bases such as Fort Bragg, North Carolina, where they post signs in their windows offering "$500 quick cash, no credit required."

Many customers, unable to settle their loans, wind up paying thousands of dollars in fees every two weeks to roll over a $500 payday loan. "Payday lending creates a debt trap with high-cost, short-term loans, and it's fueled by banking services from large lenders like Wells Fargo," says Peter Skillern, executive director of the Community Reinvestment Association of North Carolina, a Durham-based group that lobbies against predatory lending and owns 80 Wells shares.

Wells Fargo has extended credit to payday lenders such as Armed Forces Loans Inc. in Las Vegas and Advance America Cash Advance Centers Inc. in Spartanburg, South Carolina, the biggest U.S. payday lender, according to SEC records and Uniform Commercial Code filings. In April, Skillern introduced a shareholder resolution seeking an end to Wells's lending relationships with payday lenders. The California State Teachers' Retirement System, a $116.2 billion pension fund that owns 2.7 million Wells shares, voted for the measure; it garnered 4 percent of the total vote. Sherry Reser, the retirement system's spokeswoman, says the fund is concerned Wells might face liability for supporting payday lenders. "There have been some substantial settlements involving

Consumer advocacy groups also lambaste Wells for providing revolving credit lines to so-called payday lenders.

companies involved in predatory lending," she says.

Kovacevich argues that payday lending benefits consumers by providing them with cash for emergencies. "The responsible payday lenders that we lend to are complying with the law and providing a service that someone wants to pay for," he says. "We're doing our utmost to get the unbanked into our banks."

Kovacevich is adding still more offerings to cross sell. On Jan. 3, 2005, Wells Fargo paid an undisclosed sum for the $29 billion in assets of Strong Financial Corp., a Menomonee Falls, Wisconsin–based mutual fund manager. Last year, Strong agreed to pay $80 million to federal and state regulators to settle allegations of improper mutual fund trading. With $100 billion under management, Wells is now a top 20 U.S. mutual fund company.

Kovacevich says he plans to retire in 2008, when he turns 65. His departure will leave a big void at Wells Fargo, former Norwest executive Kisting says. "The challenge is that Dick is the culture," he says. That's why Wells's next CEO will probably be a loyal adherent steeped in Kovacevich's methods, Morford says. He cites group executive vice presidents Oman and Stumpf, wholesale banking chief David Hoyt and regional banking head Carrie Tolstedt as potential candidates. In the next two years, Morford says, Kovacevich will likely bestow the president's title on an heir apparent.

Until then, consumer advocates are likely to keep lobbying Wells to change its subprime lending practices. And most investors will probably be happy to keep pocketing the returns Kovacevich has delivered for the past 12 years. ◆

EDWARD ROBINSON is a senior writer at Bloomberg News in New York.
edrobinson@bloomberg.net

To run the Residual Income Valuation Model function on Wells Fargo, type WFC US <Equity> RIV <Go>.

APPENDIX B

Remarks by Vice Chairman Roger W. Ferguson, Jr.

(on November 18)
To the monthly meeting of the Epsilon Boule Fraternity for African-American Leaders, Washington, D.C.

Recent Changes in Household Finances and Home Lending

It is a pleasure for me to join you today. Since we last met--almost exactly three years ago--the U.S. economy has experienced substantial changes. Over the next few minutes, I will focus on recent changes in the economic status of minority Americans, drawing on information from the Federal Reserve's 2004 Survey of Consumer Finances. The data from the 2004 survey are not yet public, but I expect them to be released by the end of the first quarter of next year. I will then turn to some recently published findings from staff research on home lending that used the latest data collected under the Home Mortgage Disclosure Act. That discussion will concentrate on patterns of lending across racial and ethnic groups.

Economic Background

First, let me set the broad economic background. After a relatively mild economic downturn in 2001, the U.S. economy grew at moderate pace in 2002 and then more vigorously in the succeeding years. At first, much of the step-up in economic activity was achieved through productivity gains rather than through the addition of more workers. As a consequence, the unemployment rate continued to rise, peaking at 6.5 percent in mid-2003. Since then, however, employment has been expanding apace, and the jobless rate has declined to about 5 percent. In asset markets, most major stock market indexes have posted only small positive gains since 2001, while housing prices have risen substantially. The slow initial recovery in the labor market and the stock market, combined with rising house values, has led to an uneven distribution of the gains from recent economic growth.

Changes in Family Income

As part of our continuing effort to understand the American economy, my colleagues and I at the Federal Reserve take an active interest in tracking the changing financial circumstances of U.S. families. The Board's Survey of Consumer Finances (SCF), which is conducted every three years, provides the most comprehensive information available on the balance sheets of American families and is a fundamental source of information about many issues of personal finance.

In addition to collecting information on the assets and debts of families, the SCF collects information on family income. Data from the most recent survey show that, from 2001 to 2004, real (that is, inflation-adjusted) median and mean family incomes were little changed--a small gain in the median and a small decline in the mean. In particular, the gap between the median income of families in which the primary racial identification of the survey respondent was black and the median income of families in which the primary racial identification of the survey respondent was non-Hispanic white remained quite large. Specifically, the median income of black families in 2004 was about $29,000--only 58 percent of the median for non-Hispanic white families. Although this ratio has increased over the past decade, the level of inequality between the two groups continues to be a concern. Lower levels of income make it more difficult for black families to acquire assets and to create wealth.

Changes in Family Wealth

Income is an essential measure in gauging the ongoing health of family finances, but net worth is, in the long term, an even more important yardstick. Compared with the significant gains observed in real median and real mean net worth from 1998 to 2001, changes over the 2001-04 period were subdued. Over that more recent period, the median net worth of all families in real terms was essentially unchanged, while the mean net worth increased about 6 percent. A rise in the mean relative to the median indicates that the gap in net worth between households in the upper part of the wealth distribution and other households has widened. At the same time, the difference in median wealth between non-Hispanic white families and black families widened even further. For non-Hispanic white families, median net worth increased about 6 percent, to $136,000, while for black families the median was $20,000, a level essentially the same as it was in 2001. However, the *mean* net worth of black families rose substantially from 2001 to 2004, increasing 37 percent compared to an increase of 8 percent for non-Hispanic white families. I'll return to this difference in the mean and median in a moment.

A substantial part of the wealth gap between black families and non-Hispanic white families is associated with a difference between the two groups in their ownership of assets. In 2004, about 16 percent of black families had no type of financial asset--that is, no checking or savings account and no stocks, bonds, or retirement accounts; this percentage was essentially unchanged from 2001. The percentage of black families that have no type of nonfinancial asset--for example, that do not own a home, a vehicle, or a business--declined from about 24 percent in 2001 to about 20 percent in 2004. The comparable figures for non-Hispanic white families were below 5 percent in 2004 for both financial and nonfinancial assets.

The increase in ownership of nonfinancial assets for black families occurred primarily in residences, other real estate, and privately held businesses. Because none of these types of assets are owned by a large share of black families, any wealth gains arising from ownership of these assets will not be widely distributed across black families. The relatively narrow ownership of these assets may be one reason why we saw a large increase in mean net worth coupled with no change in median wealth from 2001 to 2004. Let me now provide more detail on two of these nonfinancial assets--businesses and residences.

Changes in Business Ownership

The proportion of black families that own a business is only about one-third that for non-Hispanic white families, but the proportion for black families did increase somewhat from 2001 to 2004. As evidenced by the data in the SCF, business ownership is an important avenue for wealth creation. For example, the median net worth of black families with business assets was about $174,000 in 2004, a level more than eight times the median net worth for all black families. Similar results hold for income: The median for black families with business assets was $68,000 in 2004, a level more than twice that for black families as a whole. As further evidence of the importance of business assets in wealth creation, the data show that there is far less inequality in the median net worth and income between black and non-Hispanic white business owners than between black and non-Hispanic white families overall.

Changes in Homeownership
Black families made progress in homeownership from 2001 to 2004. Indeed, for most homeowning households, regardless of race or ethnicity, the home is their largest and most important asset. Homeownership is one of the cornerstones of wealth creation and is generally associated with a range of socially desirable outcomes, including better schools, less crime, and neighborhood stability. For these and other reasons, increasing the rate of homeownership has been a longstanding national priority.

Over recent years, factors such as low interest rates, a growing economy, and rising employment have helped spur homebuying by all segments of society. In addition to favorable economic conditions, the goal of increasing homeownership has been helped by introduction of new information processing technologies, including credit scoring, that have reduced the costs of obtaining a mortgage and by the introduction of a host of new, more affordable mortgage products.

Data from the 2004 SCF reveal a milestone for homeownership among black families--the rate of homeownership surpassed 50 percent. For black families that owned homes, the median home value in 2004 was about 18 percent larger than the median in 2001. About 75 percent of non-Hispanic white families own a home, but the increase in the rate of homeownership for black families outpaced that for non-Hispanic white families by a factor of two to one from 2001 to 2004.

The rise in the homeownership rate is important for wealth creation, but there has been a concern that increased levels of home-secured debt--such as mortgages, home equity loans, and home equity lines of credit--could negate any gains from the rise in house values that occurred over the past few years. One way to address this concern is to examine the amount of equity that families have in their homes--that is, the difference between the value of the home and any debt secured by it. For black homeowners, the median value of home equity increased 24 percent from 2001 to 2004, to $45,000; the median also increased for non-Hispanic white homeowners, but the percent change was about one-half of the increase of black homeowners; nonetheless, the level of home equity is much higher for non-Hispanic white homeowners than for other homeowners.

I do not have time today to cover the full range of findings on asset and debt holdings from our 2004 Survey of Consumer Finances. But, clearly, the survey is an important source of information on how changes in financial markets, innovations in lending, and other factors affect the financial situation of families. Our staff is preparing an article for publication in the *Federal Reserve Bulletin* early next year, and it will provide a fuller review of the results. Publication of the article will be followed shortly thereafter by the public release of the data.

Development of the Higher-Priced Segment of the Mortgage Market
Given the importance of homeownership for wealth creation and for other desirable economic and social outcomes, I would like to spend my remaining time on some interesting developments in mortgage lending. As I noted, advances in information processing technology have played an important role in expanding access to credit and homeownership opportunities. In the past, individuals seeking credit, whether to purchase a home or for some other reason, either did or did not meet the specific underwriting criteria for a particular loan product; all who did meet the criteria paid about the same price--that is, interest rate--for the loan. Today, in part because of advances in credit scoring technology, lenders use explicit risk-based pricing, charging different borrowers different

prices depending on their estimated creditworthiness. Now, less-creditworthy borrowers, or those unwilling or unable to document their incomes, can qualify for a loan, but at a higher price.

The higher-priced segment of the mortgage market, often referred to as the subprime market, has been growing rapidly, from less than 5 percent of all mortgage lending in 1994 to about 19 percent in 2004. As significant price variability has emerged in the mortgage market, so have concerns about the fairness of pricing decisions by lenders and the adequacy of competition in the subprime market.

Origins and Recent Changes in the Home Mortgage Disclosure Act

The Congress enacted the Home Mortgage Disclosure Act (HMDA) thirty years ago. This law requires most home lenders to disclose selected information about the applications they receive and the loans they extend each year. HMDA was enacted to address concerns about redlining and unfair treatment of mortgage borrowers. Importantly, HMDA is a disclosure law. It does not direct lenders to make loans nor does it proscribe lender behavior. Rather, it helps to identify potential market failures, including racial, gender, or other illegal discrimination, by shining a bright light on lender behavior and by facilitating enforcement of the nation's fair lending laws.

In 2002, the Federal Reserve Board amended its regulations that implement HMDA to expand the types of information that lenders must disclose to the public about their lending activities. The amendments were intended to improve the quality, consistency, and utility of the reported data and to keep the regulation in step with recent developments in home-loan markets, particularly growth in the subprime portion of the market. Most prominently, the new information provides the first publicly available loan-level information on loan pricing in the higher-priced segment of the home-loan market. Data released to the public this past September covering lending activity in 2004 are the first to reflect the changes in the reporting rules.

As you may have seen in recent news accounts, much of the initial public interest in the data has focused on the loan pricing information, particularly on who receives higher-priced loans and on a comparison of prices paid by borrowers of different races and ethnicities.

Under the Fed's regulations, lenders do not report the actual interest rate paid by a borrower but instead report whether and by how much the loan rate exceeds designated thresholds established by the Federal Reserve Board. Loans with rates above the thresholds are referred to as higher-priced loans. These thresholds were carefully selected to limit data reporting, which is costly, to that segment of the home-loan market that has been raising the biggest concern.

Findings from the Expanded HMDA Data

I would like to share with you some of the more interesting and important findings from the recently released HMDA data. These findings were highlighted in an article by Federal Reserve researchers that was published in the Summer 2005 issue of the *Federal Reserve Bulletin* and is available on the Fed's web site.

The new HMDA data show that most home lenders make few if any higher-priced loans; only 500 out of the 8,850 reporting institutions made as many as 100 or more higher-priced loans last year. As a measure of the concentration of the business of higher-priced lending, the 10 lenders with the largest volume accounted for about 40 percent of all such loans.

The data also show that 16 percent of borrowers took out higher-priced loans in 2004 in the nation as a whole, but the proportion of borrowers obtaining higher-priced loans varied widely by region and by city. For example, across many of the metropolitan areas in the south and southwest, 30 percent to 40 percent of homebuyers taking out conventional loans last year took out higher-priced loans, but in other areas of the country, the proportion was much smaller. For example, in San Francisco only 2 percent of homebuyers obtained higher-priced loans; in the Washington, D.C., area the proportion was 8 percent.

Racial and Ethnic Differences in the Incidence of Higher-Priced Lending
The incidence of higher-priced lending also varies substantially across racial and ethnic lines. Blacks and Hispanics are much more likely than non-Hispanic whites, to receive higher-priced loans, and Asians are less likely than non-Hispanic whites to receive such loans. For example, in 2004, 32 percent of black borrowers received higher-priced home-purchase loans, but only 9 percent of non-Hispanic white borrowers did. In other words, black homebuyers received higher-priced loans more than three times as often as non-Hispanic white homebuyers.

Certainly, differences of this magnitude are eye-opening and have led some to conclude that racial discrimination must play an important role in the pricing of home loans. However, before one reaches such a conclusion, one must take note of the inherent limitations of the reported data. Although the HMDA data include information on borrower income, loan amount, and property location, the data do not include many factors that lenders routinely consider in loan underwriting and pricing--because lenders are not required by the law to report those factors. Perhaps the most important credit-risk factors that are not included in the HMDA data are credit scores, loan-to-value ratios, and debt-to-income ratios.

Because the HMDA data lack such information, any analysis that relies on the HMDA data alone and fails to recognize the data's inherent limitations could lead to inaccurate conclusions about the causes of the racial gaps I just mentioned. It would be unfortunate, not just for lenders but also for potential borrowers, if unwarranted accusations of discrimination, stemming from improperly analyzed pricing differences, discouraged lenders from making higher-priced loans to higher-risk borrowers. Risk-based pricing has greatly expanded the availability of credit to borrowers who, because of weaknesses in their credit profiles, had previously been unable to qualify for home loans. Unwarranted tarnishing of the reputations of lenders operating lawfully and in good faith would run the risk of curtailing that progress.

Despite the limitations of the data, they do tell us something significant about the racial gap in the rate of receiving higher-priced loans. They tell us that a major reason that black and Hispanic borrowers are much more likely than non-Hispanic white borrowers to obtain higher-priced mortgage loans is the simple fact that black and Hispanic borrowers are much more likely to obtain mortgage loans from institutions that tend to specialize in higher-priced, or subprime, lending.

On one hand, this segmentation of the market may reflect objective differences among borrowers in product preferences or in the sort of indicators of credit risk, such as credit scores, that I have just explained are not included in the HMDA data. On the other hand, the segmentation may be more troubling. Lenders that focus most of their business on prime, or lower-rate, lending may be either less willing or less able to serve minority borrowers or neighborhoods. An equally troubling possibility is that the segmentation may stem, at least in part, from a steering of borrowers to lenders that charge higher prices than the credit characteristics of the borrowers warrant.

Of course, other explanations for the segmentation also need to be considered. Some borrowers lack financial education, and some may be unable or unwilling to shop around for the best loan or to negotiate the terms of their loans.

It is important to determine which of these alternative explanations, or perhaps other explanations, account for the fact that blacks and non-white Hispanics are more likely than others to obtain their home loans from higher-priced lenders. I hope that the new data stimulate more research into the workings of the higher-priced segment of the mortgage market.

Enforcement of Fair Lending Laws

Of course, the data are used not just for public-policy research but also for enforcement of the fair lending laws, which prohibit racial and ethnic discrimination in lending. The new data provide regulators with valuable information that they can use to screen institutions for possible violations of the law. For example, our analysis of the data at the level of the individual lender suggests that, after accounting for factors included in the HMDA data, about 2 percent of the 8,850 lenders covered by HMDA in 2004 were more likely, by a statistically significant amount, to extend higher-priced loans to black and Hispanic borrowers than to non-Hispanic white borrowers. The names of these institutions have been passed along to the appropriate regulatory agencies for their follow-up. In the case of the Federal Reserve, each institution we are responsible for examining that fell into that group has already been contacted, and their lending activities and loan files will be reviewed in depth. Examiners will determine whether the statistical differences can be explained by legitimate differences among borrowers that cannot be detected with the HMDA data or whether the statistical differences amount to violations of the fair lending laws.

Though much of the focus right now is on the higher-priced segment of the mortgage market and on lenders that make higher-priced loans, the agencies examine all institutions for compliance with the fair lending laws. They examine them for unlawful price discrimination in the prime segment as well as in the subprime segment of the mortgage market. The agencies also examine mortgage lenders for redlining and for unlawful steering of potential borrowers to higher-priced loans.

Clearly, enforcement of our nation's fair lending laws is critical. However, I would like to emphasize that in the long run the best defense against unfair practices is ensuring vigorous competition for the business of knowledgeable consumers. Increased competition will best ensure that informed consumers obtain the loan products most appropriate to their circumstances. In this regard, I believe that enhanced efforts to promote financial education and literacy are crucial steps in preparing individuals for the homebuying process. Equally important are efforts to promote financial literacy among our children so they realize at an early stage the importance of managing their finances properly and accumulating the savings they will need to meet life's ups and downs.

Conclusion

In closing, I think that all of us understand that the issues I have been discussing go to the heart of efforts to achieve equal opportunity for all Americans. We have made progress, we must make more. I hope that my remarks have helped clarify some important points. Once again, it has been my pleasure to meet with you today.

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2005 Speeches

WELLS FARGO

Law Department
N9305-173
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Kerri L. Klemz, Senior Counsel
612-667-4652
612-667-6082
Kerri.L.Klemz@wellsfargo.com

VIA FEDERAL EXPRESS

February 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Omission of Shareholder Proposal

Ladies and Gentlemen:

Enclosed for filing are one originally executed and six photocopies of a letter from Wells Fargo & Company ("Wells Fargo") responding to a statement submitted by Scott Klinger to the Securities and Exchange Commission ("SEC") on January 25, 2006, which statement was submitted in response to the no action request letter, dated December 27, 2005, filed by Wells Fargo with the SEC to exclude a shareholder proposal. Also enclosed is an additional copy of this cover letter and a self-addressed stamped envelope. Please acknowledge receipt of the enclosed letter and its enclosures by stamping the enclosed copy of this cover letter and returning it to the undersigned in the return envelope provided.

If you have any questions, please contact the undersigned at 612/667-4652.

Very truly yours,

Kerri L. Klemz
Senior Counsel

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosures

WELLS FARGO

Law Department
N9305-173
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Kerri L. Klemz, Senior Counsel
612-667-4652
612-667-6082
Kerri.L.Klemz@wellsfargo.com

VIA FEDERAL EXPRESS

February 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Omission of Shareholder Proposal

Ladies and Gentlemen:

On January 25, 2006, Scott Klinger, on behalf of NorthStar Asset Management, Inc., Timothy P. Plenk, The Needmor Fund, Amnesty International USA, Margaret R. Rosenkrands, Martha R. Thompson and Unitarian Universalist Service Committee (collectively, the "Proponents"), submitted a letter (the "Proponents' Letter") to the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") in response to the no action request, dated December 27, 2005 (the "No Action Request"), submitted by Wells Fargo & Company (the "Company") to the SEC regarding the Company's intention to exclude a shareholder proposal submitted by the Proponents ("Proposal") from its proxy statement and form of proxy (the "Proxy Materials") for the Company's 2006 Annual Meeting of Stockholders ("2006 Annual Meeting") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Proposal asks the Company's Board of Directors to prepare a report discussing certain aspects of the Company's Home Mortgage Disclosure Act ("HMDA") data. Copies of the No Action Request, the Proposal and the Proponents' Letter are attached hereto. The Company respectfully submits this response to the Proponents' Letter primarily to highlight a number of inaccurate or misleading statements in the Proponents' Letter. The purpose of this letter is not to debate the substantive bases the Company believes exist for excluding the Proposal from its Proxy Materials for its 2006 Annual Meeting. The Company believes that its No Action Request adequately addressed each basis for exclusion.

First, the Proponents' Letter mischaracterizes the focus of the Proposal. In the third paragraph on page two, the Proponents' Letter states that the Proposal is asking the Company to explain, because the Federal Reserve Board did not, the one-third disparity not accounted for or explained by the Federal Reserve Board in its public statements regarding 2004 HMDA data. A plain reading of the Proposal shows that this is not the question the Proponents asked the Company to address in the Proposal. The Proposal specifically requests the Company's Board of Directors to "prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company" as revealed in the Company's HMDA data. These are two very different questions. The Company has already publicly answered the original question the Proponents asked in the Proposal in the HMDA FAQ posted on the Company's website at www.wellsfargo.com. As explained below, if the Proponents had timely presented the Company with a proposal asking for an explanation of the "other one-third of the disparity" reflected in the Federal Reserve Board's data, the Company would have had an additional basis for excluding the Proposal, as the Company cannot answer the new question presented in the Proponents' Letter.

The Federal Reserve Board's comments on 2004 HMDA data were made after the Federal Reserve Board analyzed *all* HMDA data provided by *all* mortgage lenders who were required by law to report such information to the Federal Reserve Board (approximately 8,853 lenders). The Company cannot possibly answer the new question presented in the Proponents' Letter because the Company can only analyze, and make conclusions about, its own HMDA data. In order to answer the question the Federal Reserve Board left open, the Company would need to analyze all HMDA data from all reporting lenders, which clearly is not possible.

Moreover, the Proponents' Letter is inappropriate and misleading in that it attempts to use an unexplained disparity in the Federal Reserve Board's aggregate analysis as a basis to suggest that the Company has failed to fully explain its own HMDA data. The Federal Reserve Board's aggregate analysis of 2004 HMDA data reflecting unexplained differences in pricing (which the Federal Reserve Board clearly indicates in its analysis may be explained by credit-related factors not included in HMDA data) does not mean that one can assume that each individual lender has the same identical unexplained gap. The substantial majority of the loans to minorities included in the Company's 2004 HMDA data did not have reportable interest rate spreads. When pricing a loan, the Company considers the credit risks associated with the loan, not the race or ethnicity of the borrower. Although these risk factors are largely not included in HMDA data, they explain virtually all of the differences in pricing between loans that are reportable under HMDA and those that are not.

Second, the Proponents' Letter states that the Company's website "offers no further explanation of what those risk factors are nor how each explains the unaccounted for disparity." The HMDA FAQ on the Company's website and the No Action Request specifically state that the Company considers the following risk factors in its credit and pricing decisions which are not disclosed in its HMDA data:

- The borrower's complete financial situation (including credit score, overall level of indebtedness, previous bankruptcy or foreclosure, the number of 30-day late mortgage payments in the last 24 months, collection problems in credit history, judgments or other problems reflected in public records);
- The type, features and purpose of the loan (such as loan-to-value ratio, which is the ratio of the loan amount to the value of the property securing the loan, or renovation loan); and
- Certain aspects of the property (including whether it is a condo or second home).

As explained in the No Action Request, the Company has proprietary underwriting and pricing tools and processes that take these risk factors into consideration when pricing a loan. Moreover, the Company has strong controls that govern underwriting and pricing of loans, which are designed to help ensure that the Company will meet or exceed its obligations under fair lending laws and regulations. The Company, along with its regulators, regularly reviews and monitors the adequacy of these controls. The Company is committed to equal access to credit for all, and its underwriting and pricing policies do not treat customers differently based on their race, ethnicity or neighborhood.

Third, the Proponents' Letter states that the Company is resistant to "discussing racial disparities pertaining to high-cost lending privately in response to shareholder questions." This statement is not true. The HMDA FAQ on the Company's website expressly states that the

Company routinely responds to inquiries on its HMDA data and is willing to discuss with interested parties, including shareholders, its HMDA data and the reasons for the differences in loan prices. The statement in the Proponents' Letter is especially troubling since the Company has privately met with Mr. Klinger on three different occasions (most recently in June of 2005) to discuss at length various aspects of the Company's lending activities and the completeness of its HMDA data and at no time did Mr. Klinger ever ask the Company to discuss any concerns he may have regarding the issue of racial and/or ethnic disparities in pricing reflected in the Company's HMDA data.

Fourth, the Proponents' Letter refers to certain lawsuits and investigations involving the Company and certain settlements involving Citigroup, Household International and Ameriquest. In accordance with the Company's policies, the Company will not comment on the details of any pending litigation or investigation involving the Company. It is important to point out, however, that to the best of the Company's knowledge none of the lawsuits, investigations or settlements referenced in the Proponents' Letter involve allegations of racial discrimination in loan pricing practices based on the 2004 HMDA data. Although the Company, along with other companies engaged in the mortgage banking business in New York, received a letter in April 2005 from the Office of the Attorney General for the State of New York requesting the Company's 2004 HMDA Loan Application registers and additional information relating to its residential lending activity in New York, as of today state regulators in New York have not "launched or sought to launch any investigations into the Company's fair lending records." The Proponents' Letter, therefore, is raising issues that are not in the Proposal by referring to lawsuits, investigations and settlements that do not involve allegations of racial discrimination in loan pricing practices based on the 2004 HMDA data.

Fifth, the Proponents' Letter states that at the 2005 annual stockholders meeting the Company's Chairman, Richard M. Kovacevich, asked Terrance Harmon to "sit down and stop bothering shareholders with your personal problems." This statement is not true. At the meeting, Mr. Harmon came to the microphone during one of the periods reserved for shareholder questions. Mr. Harmon wanted to talk about his personal bankruptcy and ongoing foreclosure situation involving Wells Fargo Home Mortgage. As an aside, neither Mr. Harmon's complaint nor Cecelia Campillo's complaint at the meeting involved allegations of discrimination in pricing which is the focus of the Proposal. Mr. Kovacevich recommended to Mr. Harmon that it would be better for him to talk personally with Cara Heiden, the President of Wells Fargo Home Mortgage, after the meeting. Because Mr. Kovacevich would not have been able to personally resolve Mr. Harmon's situation during the meeting, and because Mr. Harmon's personal situation was not related to the business of the annual meeting of shareholders, Mr. Kovacevich's response was entirely appropriate. When Mr. Harmon refused Mr. Kovacevich's suggestions, Mr. Kovacevich said "fine" and let Mr. Harmon talk about his personal situation. At no time did Mr. Kovacevich ever tell Mr. Harmon to "sit down and stop bothering stockholders."

Sixth, with respect to the statement in the Proponents' Letter regarding whether the Proposal is a matter of ordinary business, the letter again cites the settlements with Citigroup, Household International and Ameriquest as the reason the Company's shareholders should be concerned about the issue of racial discrimination in lending. Again, these settlements did not involve allegations of racial discrimination, and they do not lend any support to the argument that the issue of racial discrimination in lending is not a matter of ordinary business. The Proposal is not asking the Company to reduce, eliminate, expand or change in any way its mortgage lending operations because the Proponents believe such operations may adversely affect certain individuals. The Proposal solely seeks a general "explanation of racial and ethnic disparities in the costs of loans provided by the [C]ompany." As explained in the No Action Request, and consistent with the Staff's recent clarifications of Rule 14a-8, because the Proposal seeks a report on matters that involve the Company's general business activities and strategies, the Company believes that it can properly exclude the Proposal.

The Company agrees that racial discrimination is an important social concern shared by many, including the Company. That does not mean, however, that the subject matter of the Proposal, which seeks certain information, raises significant policy matters. The Proponents' Letter presupposes that the Company is involved in inappropriate lending practices and then seeks to bootstrap that assumption into an argument that the Proposal might not involve ordinary business matters. The Company and its subsidiaries are subject to, and comply with, extensive federal laws and regulations which prohibit the Company and its subsidiaries from treating customers differently based on their race, ethnicity or neighborhood. As mentioned in the No Action Request, compliance with these laws and regulations falls squarely within the Company's ordinary business operations.

Lastly, with respect to the comments in the Proponents' Letter regarding whether the Proposal is vague and indefinite, the Company notes that just because government officials discuss a topic or the topic appears in the newspapers, and more information about that topic is available on the Internet or in libraries, does not mean that individuals cannot or will not have different meanings, understanding or beliefs on the topic. The Proponents' Letter concedes that the Proposal is "intentionally open ended, offering the Company wide latitude for response." This lack of precision in the Proposal, however, without any guidance from the Proponents on what the Proposal is intended to cover, is exactly one of the reasons the Company believes it should be allowed to exclude it from its Proxy Materials for its 2006 Annual Meeting.

Contrary to implications in the Proponents' Letter, the Company has already taken a position on and publicly demonstrated its leadership in helping people own homes. For example, as further explained in the No Action Request, Wells Fargo Housing Foundation has developed a number of affordable housing programs to create homeownership opportunities for low- to moderate-income families. In fact, the Company's commitment to its customers and the communities in which it does business was recently acknowledged by the Office of the Comptroller of the Currency ("OCC") when it gave Wells Fargo Bank an "outstanding" Community Reinvestment Act rating—the highest available. The OCC rated the Company's investments and charitable contributions totaling over $725 million as "outstanding," reflecting "an excellent level of responsiveness to the needs of its markets, especially affordable housing."

For all of the reasons set forth above and in the No Action Request, the Company believes it should be allowed to omit the Proposal from its Proxy Materials for its 2006 Annual Meeting. The Company expects to file its Proxy Materials for the 2006 Annual Meeting on March 17, 2006. By copy of this letter to Mr. Klinger, the Company is also notifying the Proponents of this response to the Proponents' Letter.

The Company appreciates this opportunity to respond to the Proponents' Letter and to clarify a number of the inaccurate or misleading statements in the Proponents' Letter. If the Staff has any questions regarding this request or requires additional information, please do not hesitate to contact the undersigned at (612) 667-4652 or Mary E. Schaffner at (612) 667-2367. Thank you for your consideration of these matters.

Very truly yours,

Kerri L. Klemz
Senior Counsel

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 27, 2005

The proposal requests that the board prepare a report providing explanations of racial and ethnic disparities in the cost of loans provided by Wells Fargo, and include matters specified in the proposal.

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser